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Exhibit 99(a)(1)(a)

NEOMAGIC CORPORATION

Offer to Exchange
Outstanding Options Under Our

1993 Stock Plan and
1998 Nonstatutory Stock Option Plan

for

New Options Under Our
1993 Stock Plan and
1998 Nonstatutory Stock Option Plan

These offer and withdrawal rights expire at 9:00 p.m., Pacific Time, on March 14, 2003, unless we extend the offer.

        You may exchange your outstanding options to purchase shares of our common stock, whether vested or unvested, granted prior to January 1, 2000 under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan, for new nonstatutory stock options that we will grant under our 1998 Nonstatutory Stock Option Plan and our 1993 Stock Plan. You are eligible to participate in the exchange offer if you have options under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan and are an employee hired on or before 5:00 p.m., Pacific Time, on February 14, 2003, who receives pay as a regular employee of NeoMagic or one of our subsidiaries in the United States or Israel. Non-employee members of our board of directors and employees outside of the United States and Israel are not eligible to participate in the exchange offer.

        If you elect to participate in the offer, then, in addition to any options that you wish to exchange that were granted prior to January 1, 2000, you must exchange all options that we have granted to you since August 14, 2002 regardless of the exercise price.

        The exchange will be on a one for one basis, meaning that your new option will cover one share of our common stock for every one share covered by an option that you elect to exchange. The exercise price per share of the new options will be equal to 100% of the fair market value of our common stock on the date of grant of the new options.

        We will grant the new options on the first business day that is 6 months and 1 day after the date on which we cancel the options accepted for exchange. We refer to this date as the new option grant date. We expect the new option grant date to be September 18, 2003. All shares under the new option will vest on the one-year anniversary of the new option grant date subject to continued employment with NeoMagic or one of its subsidiary companies on such date.

        Our common stock is traded on the Nasdaq Stock Market under the symbol "NMGC." On February 13, 2003, the closing price of our common stock as reported on the Nasdaq Stock Market was $1.029 per share. We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether to elect to exchange your options.

        See "Risks of Participating in the Offer" beginning on page 11 for a discussion of risks that you should consider before tendering your eligible options.

IMPORTANT

        If you wish to exchange your options, you must complete and sign the election form by following its instructions and delivering it by facsimile to MJ Silva, at facsimile number (408) 654-6167, or by hand to MJ Silva at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, before 9:00 p.m., Pacific Time, on March 14, 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this offer to exchange. Any representation to the contrary is a criminal offense.

        You should direct questions about the offer or requests for additional copies of this offer to exchange and the other option exchange program documents to MJ Silva, NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, telephone number (408) 486-3854.

Offer to Exchange dated February 14, 2003.

        You should rely only on the information contained in this offering circular or documents to which this offering circular refers. We have not authorized anyone to provide you with different information. We are not making an offer of the new options in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this offering circular is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offering circular. This offering circular summarizes various documents and other information. Those summaries are qualified in their entirety by reference to the documents and information to which they relate.

i

SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about the offer. You should carefully read this entire offer to exchange, the accompanying letter from Stephen T. Lanza dated February 14, 2003, the election form and the withdrawal form. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this offer to exchange and the other option exchange program documents. We have included in this summary references to other sections in this offer to exchange to help you find a more complete description of these topics.

Q1.
What is the offer?

A1.
The offer to exchange is a voluntary opportunity for eligible option holders to exchange outstanding options granted by us prior to January 1, 2000 for new options covering the same number of shares after a 6 month and 1 day waiting period. We expect to make the new grants on September 18, 2003. The new options will have an exercise price equal to the fair market value of our common stock on the new option grant date. (See Section 1)

Q2.
Why are we making the offer?

A2.
We believe that granting stock options motivates our employees to perform at high levels and provides an effective means of recognizing employee contributions to our success. This offer enables us to offer eligible employees a valuable incentive to stay with us. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. These options are commonly referred to as being "underwater." By making this offer to exchange eligible options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value. (See Section 3)

Q3.
What securities are we offering to exchange?

A3.
We are offering to exchange all outstanding, unexercised options to purchase shares of our common stock granted prior to January 1, 2000 under our 1998 Nonstatutory Stock Option Plan and our 1993 Stock Plan held by eligible employees. In exchange, we will grant new options under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan. Only options granted under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan are eligible for exchange in the offer. If you elect to participate in the offer, then, in addition to any options that you wish to exchange that were granted prior to January 1, 2000, you must exchange all options that we have granted to you since August 14, 2002 regardless of the exercise price. (See Section 2)

Q4.
Who is eligible to participate?

A4.
You are eligible to participate in the offer if (i) you are an employee in the United States or Israel hired on or before 5:00 p.m., Pacific Time, on February 14, 2003, who receives pay as a regular employee of NeoMagic or one of our subsidiaries and you remain employed through the cancellation date, which is the first business day following the expiration of the offer (which we expect to be March 17, 2003), and (ii) you have at least one stock option grant, granted prior to January 1, 2000 under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan. Non-employee members of our board of directors, as identified on Schedule A to this offer to exchange, are not eligible to participate. (See Section 1)

To receive a new option, you must remain an employee of NeoMagic or one of its subsidiaries through the date on which the new options are granted, which will be the first business day that is at least 6 months and 1 day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the offer, the new option grant date will be September 18, 2003. (See Section 1)

Q5.
Are employees outside of the United States eligible to participate?

A5.
Yes. Employees located in Israel are eligible to participate. Employees who are located in jurisdictions other than the United States or Israel are not eligible to participate. (See Section 1)

Q6.
When does this offer end?

A6.
This offer ends at 9:00 p.m., Pacific Time, on March 14, 2003. We refer to this date and time as the expiration date, unless we extend the period during which the offer will remain open. If we extend the offer, the expiration date will refer to the time and date at which the extended offer expires. (See Section 2)

Q7.
How many new options will you receive in exchange for your options that you elect to exchange?

A7.
The exchange will be on a one for one basis, meaning that the new option that we will grant to you will cover one share of our common stock for every one share of our common stock covered by an option that you elect to exchange. The number of new option shares that you receive will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. New options will be granted under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan. (See Section 2)

Example

If the option you elect to exchange covers 500 shares of our common stock, your new option will cover 500 shares of our common stock.

Q8.
What are the conditions to the offer?

A8.
Participation in the offer is completely voluntary. The completion of the exchange offer is subject to a number of customary conditions that are described in Section 7 of this offer to exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer for any or no reason. (See Section 7)

Q9.
Are there any eligibility requirements that you must satisfy after the expiration date to receive the new options?

A9.
To receive a grant of new options under the terms of the offer and our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan, you must be employed by us or one of our subsidiaries or any successor of ours through the new option grant date. (See Section 1)

As discussed below, we will grant new options to you on the first business day that is at least 6 months and 1 day after the cancellation date. We expect that the new option grant date will be September 18, 2003. If, for any reason, you do not remain employed by us or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Your employment with us or one of our subsidiaries remains "at-will" and can be terminated by you or us or one of our subsidiaries or any successor of ours at any time, with or without cause or notice, subject to the provisions of local law. (See Section 1)

Q10.
When will you receive your new options?

A10.
We will send you a promise to grant stock option promptly after the expiration date of the exchange offer. The promise to grant stock option represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by us or one of our subsidiaries or a successor entity through the new option grant date.

  We will grant the new options on the new option grant date. The new option grant date will be the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will not grant the new options before the new option grant date. (See Section 6)

Q11.
When will the options you elect to exchange be cancelled?

A11.
The options you elect to exchange will be cancelled on the first business day following the expiration of this offer. We sometimes refer to this date as the cancellation date. If we do not extend the offer, the cancellation date will be March 17, 2003. Therefore, we expect to grant new options on September 18, 2003. (See Section 6)

Q12.
Why won't you receive your new options immediately after the expiration date of the offer?

A12.
Published rules of the Financial Accounting Standards Board require options granted within 6 months of cancelled options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable expenses. (See Section 12)

Q13.
Why do you have to cancel options granted on or after August 14, 2002 if you choose to participate?

A13.
Under current accounting rules, options that we granted during the six-month period before this offer commenced and the six-month period after cancellation of the tendered options could be viewed as "replacement" options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants. (See Section 12)

Q14.
Is this a repricing?

A14.
No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future could be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options. (See Section 12)

Q15.
If you elect to exchange options in the offer, will you be eligible to receive other option grants before you receive your new options?

A15.
No. If you accept the offer, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. (See Section 6)

Q16.
Why can't we just grant you additional options?

A16.
Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would potentially have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires. (See Section 3)

Q17.
Will you be required to give up all of your rights under the cancelled options?

A17.
Yes. Once we have accepted options that you tender for exchange, the options will be cancelled, and you will no longer have any rights under those options. We intend to cancel all options accepted for exchange on the cancellation date, which is the first business day following the expiration of the offer. We expect the cancellation date to be March 17, 2003. (See Section 6)

Q18.
What will the exercise price of the new options be?

A18.
The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new option grant date, which would be the closing price reported by the Nasdaq Stock Market for our common stock on the new option grant date, which is expected to be September 18, 2003. (See Section 9)

We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. (See Section 9)

Q19.
When will the new options vest?

A19.
Shares under new options will vest on the one-year anniversary of the new option grant date. (See Section 9)

Q20.
What if another company acquires us in a merger or stock acquisition?

A20.
Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new option will have an exercise price at least equal to the fair market value of the acquiror's stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, if you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation or acquisition. (See Section 9)

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of NeoMagic would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not NeoMagic common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their NeoMagic common stock before the effective date. (See Section 9)

  Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will not receive new options, and you will not receive any other compensation for your cancelled options. (See Section 9)

Q21.
Are there circumstances under which you would not be granted new options?

A21.
Yes. If, for any reason, you are no longer an employee of NeoMagic or one of our subsidiaries or any successor of ours on the new option grant date, you will not receive any new options. Your employment with us or one of our subsidiaries or any successor of ours will remain "at-will" regardless of your participation in the offer and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice, subject to the provisions of local law. (See Section 1)

Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result of changes in SEC rules, regulations or policies, or Nasdaq Stock Market listing requirements. We do not currently anticipate any such prohibitions. (See Section 13)

Q22.
If you elect to exchange an eligible option, do you have to elect to exchange all of the shares covered by that option?

A22.
Yes. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of any option that you have partially exercised. Accordingly, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an option granted on July 1, 1997 to purchase 1,000 shares at $10.00 per share, 700 of which you have already exercised, (2) an option granted on July 1, 1998 to purchase 1,000 shares at an exercise price of $8.00 per share, and (3) an option granted on July 1, 1999 to purchase 2,000 shares at an exercise price of $6.00 per share, you may elect to exchange:

•
your first option covering 300 remaining unexercised shares,

•
your second option covering 1,000 shares,

•
your third option covering 2,000 shares,

•
two of your three options,

•
all three of your options, or

•
none of your options.

  These are your only choices in the above example. You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants. In addition, you may not exchange shares of our common stock that you currently own by virtue of exercising options. (See Section 2)

  If you elect to exchange any of your options, then you must elect to exchange all of the options that we granted to you since August 14, 2002. For example, if you received an option grant in December 1999 and a grant in October 2002 and you want to exchange your December 1999 option grant, you also would be required to exchange your October 2002 option grant. However, if you do not have any outstanding option grants that were granted to you prior to January 1, 2000, then you may not exchange any option grants. (See Section 2)

Q23.
What happens to options that you choose not to exchange or that are not accepted for exchange?

A23.
Options that you choose not to exchange or that we do not accept for exchange remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule. (See Section 6)

Q24.
Will you have to pay taxes if you exchange your options in the offer?

A24.
If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes. (See Section 14)

If you are a resident of Israel, and you exchange your current options for new options, you should not be required under current law to recognize income for Israeli tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for Israeli tax purposes. (See Section 15)

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the exchange offer. If you are a resident of, or subject to the tax laws in the United States or Israel, but are also subject to the tax laws in another country, you should be aware that there may be other tax and social insurance consequences that may apply to you.

Q25.
Will your new options be incentive stock options or nonstatutory stock options?

A25.
All new options granted in exchange for old options will be granted as nonstatutory stock options for United States tax purposes.

We recommend that you read the tax discussion in this offer to exchange and discuss the personal tax consequences of nonstatutory stock options with your financial advisor. (See Sections 9, 14 and 15)

Q26.
When will your new options expire?

A26.
Your new options will expire 10 years from the date of grant, or earlier if your employment with us or one of our subsidiaries terminates. (See Section 9)

Q27.
Can the offer be extended, and if so, how will we notify you if the offer is extended?

A27.
The offer expires at 9:00 p.m., Pacific Time, on March 14, 2003, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer. (See Section 2)

Q28.
How do you elect to exchange your options?

A28.
If you elect to exchange your options, you must deliver, before 9:00 p.m., Pacific Time, on March 14, 2003, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form to MJ Silva via facsimile at facsimile number (408) 654-6167 or by hand to Ms. Silva at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions described in the stock option exchange program documents, we will accept all properly tendered options promptly after the expiration of the offer. (See Section 4)

Q29.
During what period of time may you withdraw options that you previously elected to exchange?

A29.
You may withdraw any options that you previously elected to exchange at any time before the offer expires at 9:00 p.m., Pacific Time, on March 14, 2003. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver, before the offer expires, a signed withdrawal form, with the required information completed, to MJ Silva via facsimile at facsimile number (408) 654-6167 or by hand to Ms. Silva at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054. If you withdraw options, you may re-elect to exchange them only by delivering a new election form. The new election form must list all the options you want to exchange.

Although we intend to accept all options validly elected to be exchanged promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on April 11, 2003, you may withdraw your options. (Section 5)

Q30.
Can you change your election regarding options you have elected to exchange?

A30.
Yes, you may change your election to exchange any particular options at any time before the offer expires at 9:00 p.m., Pacific Time, on March 14, 2003. If we extend the offer beyond that time, you may change your election to exchange options at any time until the extended offer expires. In order to change your election to include options that you had not previously tendered, you must deliver a new election form to MJ Silva via facsimile at facsimile number (408) 654-6167 or by hand at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054. Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form. In order to withdraw from the exchange offer the options you previously tendered, you must deliver to us a signed and dated withdrawal form, with the required information, before the offer expires. We will not accept verbal or email attempts to withdraw from the exchange offer. For more information on withdrawing your options, please see Q&A 28 above. (See Section 5)

Q31.
Are we making any recommendation as to whether you should exchange your eligible options?

A31.
No. We are not making any recommendation as to whether you should accept the offer to exchange your options. You must make your own decision as to whether or not to accept the offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (See Section 3)

Q32.
Who can you talk to if you have questions about the offer, or if you need additional copies of the offer documents?

A32.
For assistance with questions or for additional copies of documents, you should contact:

MJ Silva
NeoMagic Corporation
3250 Jay Street
Santa Clara, CA 95054
(408) 486-3854

(See Section 10)

RISKS OF PARTICIPATING IN THE OFFER

        Participation in the offer involves a number of risks, including those described below. This list and the risk factors under the heading entitled "Risk Factors" in our annual report on Form 10-K for the fiscal year ended January 31, 2002, and our other periodic reports filed with the Securities and Exchange Commission, highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this offer to exchange discussing the tax consequences in the United States and Israel, as well as the rest of this offer to exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

        In addition, this offer to exchange and our SEC reports referred to above include "forward-looking statements." When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents we file with the SEC, including the reports referred to above, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements.

Economic Risks

        If the price of our common stock increases after the date on which your options are cancelled, your cancelled options might have been worth more than the new options that you have received in exchange.

        For example, if your cancelled options had an exercise price of $5.00 per share, and the price of our common stock increases to $7.00 per share when the new options are granted, your new option will have a higher exercise price than the cancelled option.

        If you participate in the offer, you will be ineligible to receive any additional option grants until September 18, 2003, at the earliest.

        Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer, you will not be eligible to receive any additional option grants until September 18, 2003, at the earliest.

        If we are acquired by or merge with another company, your cancelled options might have been worth more than the new options that you receive in exchange for them.

        A transaction involving NeoMagic, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

        If your employment terminates before we grant the new options, including as the result of a reduction-in-force or another company's acquisition of us, you will neither receive a new option nor have any of your cancelled options returned to you.

        Once we cancel the options that you elect to exchange, all of your rights under the options terminate. Accordingly, if your employment with us or our subsidiaries terminates for any reason, including, but not limited to, a reduction-in-force or another company acquiring NeoMagic, before the grant of the new options, you will have the benefit of neither the cancelled option nor any new option.

        Our revenues depend on the health of the economy and the growth of our customers and potential customers. If the economic conditions in the United States remain stagnant or worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition and may undertake various measures to reduce our expenses including, but not limited to, a reduction-in-force. Should your employment be terminated as part of any such reduction-in-force, you will have the benefit of neither the cancelled option nor any new option.

        If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

        If we choose to terminate you for any reason, or if you resign for any reason, before the new option grant date, you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

        There may not be an active, liquid trading market for our common stock.

        For several weeks in October 2002, our common stock traded below the $1 minimum bid price requirement of the Nasdaq National Market. If we fail to comply with the continued listing requirements of the NASDAQ National Market, including the minimum bid price per share requirement, we may be delisted from trading on such market, and thereafter trading in our common stock, if any, would be conducted through the Nasdaq Small Cap Market, the over-the-counter market or on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. There is no guarantee that an active trading market for our common stock will be maintained on the NASDAQ National Market. You may not be able to sell your shares quickly, at the market price or at all if trading in our stock is not active.

Tax-Related Risks

        Even if you elect not to participate in the option exchange program, your incentive stock options may be affected.

        We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options eligible for tender, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option. You should consult with your own legal counsel, accountant and/or financial advisor regarding your personal tax implications.

        If you are a resident of Israel, we may require that your options be held in trust for a period of up to two years following the year in which your grant is made.

        To comply with current Israeli tax laws, and to insure that our ability to grant you options is approved by the Israeli tax authorities, we may require that your new option be held in trust until January 1, 2006.

        If you are a resident of Israel, you may have ordinary income when you sell any shares even if your shares have been held in trust.

        If you are a resident of Israel, we do not believe that you will be subject to income tax upon the cancellation of your old option, the grant of your new option or the exercise of your new option. However, based on the type of option that NeoMagic elects to grant to you, you will realize either ordinary income or capital gains at the date of sale of the shares acquired upon the exercise of the new option. Please also note that if NeoMagic grants you options that qualify for potential capital gains treatment upon your sale of shares acquired upon exercise of such option, you may still realize ordinary income when you sell such shares equal to the amount the exercise price of the new option is less than the average closing price for our common stock over the 30 days prior to the new option grant date.

        Included as part of this Offer to Exchange is a short summary of the general income tax consequences of the offer in Israel. Please see Section 15 for information regarding the tax consequences to you. You should review the summaries carefully and consult your own tax advisor regarding your personal situation before deciding whether or not to participate in the offer.

Business-Related Risks

        We Expect to Continue to Incur Significant Losses in Fiscal 2004

        NeoMagic has been incurring substantial losses as it invests heavily in new product development in advance of achieving significant customer sales. This is expected to continue in fiscal year 2004, which ends January 31, 2004. NeoMagic's ability to achieve cash flow breakeven is likely to depend, among other things, on the success of its MiMagic 5 product, which has recently been released, and the success of other products and technology still in development and scheduled for release in the second half of fiscal year 2004. However, even if the MiMagic 5 and subsequent products achieve widespread customer acceptance, the length of customer design-in cycles would preclude significant product shipments in fiscal 2004. Accordingly, even if these new products are successful, NeoMagic will likely incur significant additional losses in fiscal 2004.

        We Depend on New Product Development to Meet Rapid Market and Technological Change

        NeoMagic is now focused on providing high-performance semiconductor solutions for sale to original equipment manufacturers of handheld systems. New product planning is primarily focused on application processors for handheld systems, and multimedia technologies for integration into such processors, including MPEG-4 video compression, image processing, graphics, and audio technologies. NeoMagic's future business, financial condition and results of operations will depend to a significant extent on its ability to develop new products that address these market opportunities. As a result, NeoMagic believes that significant expenditures for research and development will continue to be required in the future.

        The markets for handheld systems are emerging opportunities, characterized by rapidly changing infrastructure, evolving industry standards and uncertain average selling prices. NeoMagic must anticipate the features and functionality that consumers and infrastructure providers will demand, incorporate those features and functionality into products that meet the exacting design requirements of equipment manufacturers, price its products competitively and introduce the products to the market on a timely basis. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability to create or acquire intellectual property, the ability of strategic manufacturing partners to effectively design and implement the manufacture of new products, quality of new products, differentiation of new products from those of NeoMagic's competitors and market acceptance of NeoMagic's and its customers' products. There can be no assurance that the products NeoMagic expects to introduce will incorporate the features and functionality demanded by system manufacturers and consumers, will be successfully developed, or will be introduced within the appropriate window of market demand, nor can there be assurance that customers who utilize NeoMagic's semiconductor products will achieve the levels of market success with their own system products that they may project to NeoMagic.

        Because of the complexity of its products, NeoMagic has experienced delays from time to time in completing development and introduction of new products. In addition, NeoMagic is producing and continuing the development of new products in markets in which NeoMagic has little history. In the event that there are delays in ramping production of current products, or in the completion of development of future products, including the products currently under development for introduction over the next 12 to 18 months, NeoMagic's potential future business, financial condition, and results of operations will be materially adversely affected. In addition, the time required for competitors to develop and introduce competing products may be shorter, manufacturing yields may be better, and production costs may be lower than those experienced by NeoMagic.

        NeoMagic has exited the Notebook PC market and is generating revenues from its handheld system products. Unless and until NeoMagic achieves substantial growth in revenue, it will continue to incur substantial losses. There is no assurance as to how quickly revenues will grow.

        Our Annual and Quarterly Performance May Fluctuate

        NeoMagic's quarterly and annual results of operations are affected by a variety of factors that could materially adversely affect net sales, gross margin and operating results. These factors include, among others, the ability of NeoMagic to increase its customer base and its sales, the abilities of manufacturing subcontractors to make adequate and timely deliveries, access to advanced production process technologies from manufacturing subcontractors, recruiting and retaining employees including those with engineering expertise in new disciplines. In particular, NeoMagic's new product development efforts and customer engagements in System-on-Chip integration and supporting multimedia technologies such as MPEG-4 streaming video represent new endeavors and consequently carry greater risks of successful and timely execution. Any one or more of these factors could result in NeoMagic failing to achieve its expectations as to future revenues and profits. Furthermore, the majority of NeoMagic's sales were historically made, and are expected to continue to be made, on the basis of purchase orders rather than pursuant to long-term purchase agreements, which increases the difficulty of forecasting sales. NeoMagic may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially and adversely affect quarterly operating results. Accordingly, NeoMagic believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, NeoMagic's operating results may be below the expectations of public market analysts or investors.

        Our Financial Results could be Affected by Changes in Accounting Rules

        In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires us to perform impairment analysis on our long-lived assets, other than goodwill, to be held and used whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset exceeds its fair value. SFAS 144 retains the fundamental provisions of SFAS 121 related to (i) the recognition and measurement of the impairment of long-lived assets to be held and used, and (ii) the measurement of long-lived assets to be disposed of by sale. As SFAS 144 excludes goodwill, certain long-lived assets may be subject to impairment charges sooner than they would have been recorded under SFAS 121, which SFAS 144 replaces. During the third quarter of fiscal 2003, we recorded an impairment charge of $873 thousand related to our long-lived assets as a result of our SFAS 144 analysis. If economic conditions in our industry continue to deteriorate and adversely affect our business, we could be required to record additional impairment charges related to our long-lived assets, which could have a material adverse effect on our results of operations and financial condition. Refer to Note 2, "Recent Accounting Pronouncements," of Notes to Consolidated Condensed Financial Statements for further discussion.

        Our financial results could be affected by potential changes in the accounting rules governing the recognition of stock-based compensation expense. We measure compensation expense for our employee stock plans under the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, we provide pro forma disclosures of our operating results in our Notes to Consolidated Financial Statements as if the fair value method of accounting had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Had we accounted for our compensation expense under the fair value method of accounting prescribed by SFAS 123, the charge would have been significant, totaling $6.7 million, $6.3 million and $7.5 million during fiscal 2002, 2001 and 2000, respectively. Currently, the U. S. Congress, the Securities and Exchange Commission and the Financial Accounting Standards Board are considering changes to accounting rules concerning the recognition of stock option compensation expense. If one or more of these proposals are implemented, we and other companies may be required to measure compensation expense using the fair value method, which would adversely affect our results of operations by reducing our income or increasing our losses by an amount equal to such stock option charges.

        We have a Limited Customer Base

        NeoMagic's sales were historically concentrated within a limited customer base in the notebook PC market. NeoMagic has now exited the notebook PC market and is generating revenues from products for the handheld systems market. Four customers accounted for 46%, 15%, 14%, and 10% of net sales for the three months ended October 31, 2002. One customer accounted for 87% of net sales for the three months ended October 31, 2001. Four customers accounted for 21%, 20%, 20%, and 20% of net sales for the nine months ended October 31, 2002. Four customers accounted for 41%, 23%, 17% and 11% of net sales for the nine months ended October 31, 2001. NeoMagic expects that a small number of customers will account for a substantial portion of its net sales for the foreseeable future. As a result, NeoMagic's business, financial condition and results of operations could be materially and adversely affected by the decision of a single customer to cease using NeoMagic's products, or by a decline in the number of handheld systems sold by a single customer.

        We May Lose Our Customer Base

        NeoMagic's products are designed to afford the handheld systems manufacturer significant advantages with respect to product performance, power consumption and size. To the extent that other future developments in components or subassemblies incorporate one or more of the advantages offered by NeoMagic's products, the market demand for NeoMagic's products may be negatively impacted.

        We Face Intense Competition in Our Markets

        The market for semiconductor solutions for handheld systems, in which NeoMagic is now focused, is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. NeoMagic believes that the principal factors of competition in this market are performance, price, features, power consumption, size and software support. The ability of NeoMagic to compete successfully in this new rapidly evolving handheld systems market depends on a number of factors including, success in designing and subcontracting the manufacture of new products that implement new technologies, product quality and reliability, price, the efficiency of production, ramp up of production of NeoMagic's products for particular system manufacturers, end-user acceptance of the system manufacturers' products, market acceptance of competitors' products, NeoMagic's ability to provide appropriate applications software support, and general economic conditions.

        NeoMagic competes with major domestic and international companies, some of which have substantially greater financial and other resources than NeoMagic with which to pursue engineering, manufacturing, marketing and distribution of their products. NeoMagic's principal competitors include Intel's StrongARM and XScale product lines, Texas Instruments' OMAP product line, and a number of vertically integrated electronics firms who are developing their own solutions. NeoMagic may also face increased competition from new entrants into the handheld systems semiconductor market including companies currently at developmental stages. Certain of NeoMagic's competitors may offer products with more functionality and or higher processor speeds at the expense of battery life and power consumption than NeoMagic's product offerings.

        Some of NeoMagic's current and potential competitors operate their own manufacturing facilities. Since NeoMagic does not operate its own manufacturing facility and may from time-to-time make binding commitments to purchase products, it may not be able to reduce its costs and cycle time or adjust its production to meet changing demand as rapidly as companies that operate their own facilities, which could have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        Some of NeoMagic's current and potential competitors may secure preferential pricing due to volume agreements that may not be available to NeoMagic which could result in an adverse effect on NeoMagic's business, financial condition and results of operations.

        Our Products May be Incompatible with Evolving Industry Standards and Market Trends

        NeoMagic's ability to compete in the future will also depend on its ability to identify and ensure compliance with evolving industry standards and market trends. Unanticipated changes in market trends and industry standards could render NeoMagic's products incompatible with products developed by major hardware manufacturers and software developers. As a result, NeoMagic could be required to invest significant time and resources to redesign its products or obtain license rights to technologies owned by third parties in order to ensure compliance with relevant industry standards and market trends. There can be no assurance that NeoMagic will be able to redesign its products or obtain the necessary third-party licenses within the appropriate window of market demand. If NeoMagic's products are not in compliance with prevailing market trends and industry standards for a significant period of time, NeoMagic could miss crucial OEM design cycles, which could result in a material adverse effect on NeoMagic's business, financial condition and results of operations.

        We Depend on Third-Party Manufacturers to Produce Our Products

        NeoMagic's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. NeoMagic currently utilizes several foundries for wafer fabrication. NeoMagic expects that, for the foreseeable future, some of its products will be manufactured by a single source. Since, in NeoMagic's experience, the lead time needed to establish a strategic relationship with a new wafer fabrication partner is at least 12 months, and the estimated time for a foundry to switch to a new product line ranges from four to nine months, there may be no readily available alternative source of supply for specific products. A manufacturing disruption experienced by NeoMagic's manufacturing partners, the failure of NeoMagic's manufacturing partners to dedicate adequate resources to the production of NeoMagic's products, or the financial instability of NeoMagic's manufacturing partners would have a material adverse effect on NeoMagic's business, financial condition and results of operations. Furthermore, in the event that the transition to the next generation of manufacturing technologies by NeoMagic's manufacturing partner is unsuccessful, NeoMagic's business, financial condition and results of operations would be materially and adversely affected.

        There are many other risks associated with NeoMagic's dependence upon third-party manufacturers, including: reduced control over delivery schedules, quality, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to NeoMagic; and potential misappropriation of NeoMagic's intellectual property. NeoMagic is dependent on its manufacturing partners to produce wafers with acceptable quality and manufacturing yields, deliver those wafers on a timely basis to NeoMagic's third party assembly subcontractors and to allocate to NeoMagic a portion of their manufacturing capacity sufficient to meet NeoMagic's needs. Although NeoMagic's products are designed using the process design rules of the particular manufacturer, there can be no assurance that NeoMagic's manufacturing partners will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that NeoMagic's manufacturing partners will continue to devote adequate resources to the production of NeoMagic's products or continue to advance the process design technologies on which the manufacturing of NeoMagic's products are based.

        We Rely on Third-Party Subcontractors to Assemble and Test Our Products

        NeoMagic's products are assembled and tested by third-party subcontractors. NeoMagic does not have long-term agreements with any of these subcontractors. Such assembly and testing is conducted on a purchase order basis. As a result of its reliance on third-party subcontractors to assemble and test its products, NeoMagic cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of NeoMagic's products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if NeoMagic were required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of NeoMagic's products could have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        We May Encounter Inventory Excess or Shortage

        NeoMagic has wafer supply relationships with several foundries to support NeoMagic's product efforts. Normally, NeoMagic is obligated to provide rolling 12-month forecasts of anticipated purchases and to place binding purchase orders three to four months prior to shipment. NeoMagic orders wafers for deliveries in advance and with the additional time to assemble and test wafers, NeoMagic can have orders for finished goods that will not be available for up to six months into the future. If NeoMagic does not have sufficient demand for its products and cannot cancel its current and future commitments without material impact, NeoMagic may experience excess inventory, which will result in a write-off affecting gross margin and results of operations. If NeoMagic cancels a purchase order, it must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. Forecasts of monthly purchases may not increase or decrease by more than a certain percentage from the previous month's forecast without the manufacturer's consent. Thus, NeoMagic must make forecasts and place purchase orders for wafers before it receives purchase orders from its own customers. This limits NeoMagic's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic, and from time-to-time will cause NeoMagic to have an excess or shortage of wafers for a particular product.    As a result of the long lead-time for manufacturing wafers and the increase in "just in time" ordering by manufacturers, semiconductor companies such as NeoMagic from time-to-time must take charges for excess inventory. NeoMagic did in fact incur such charges in fiscal 2001 of $9.2 million. Significant write-offs of excess inventory have had and could continue to have a material adverse effect on NeoMagic's financial condition and results of operations.

Conversely, failure to order sufficient wafers would cause NeoMagic to miss revenue opportunities and, if significant, could impact sales by NeoMagic's customers, which could adversely affect NeoMagic's customer relationships and thereby materially adversely affect NeoMagic's business, financial condition and results of operations.

        Our Manufacturing Yields May Fluctuate

        The fabrication of semiconductors is an extremely complex process, which typically includes hundreds of process steps. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, utilization of equipment with variations and numerous other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. NeoMagic often purchases wafers, not die, and pays an agreed upon price for wafers meeting certain acceptance criteria. Accordingly, NeoMagic bears the risk of the yield of good die from wafers purchased meeting the acceptance criteria. NeoMagic experienced such yield problems in fiscal 2000, which materially adversely affected NeoMagic's net sales, gross margins and results of operations in fiscal 2000 and 2001.

        Semiconductor manufacturing yields are a function of both product design, which is developed largely by NeoMagic, and process technology, which is typically proprietary to the manufacturer. Historically, NeoMagic has experienced lower yields on new products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between NeoMagic and the manufacturer. This risk is compounded by the offshore location of NeoMagic's manufacturers, increasing the effort and time required identifying, communicating and resolving manufacturing yield problems. As NeoMagic's relationships with new manufacturing partners develop, yields could be adversely affected due to difficulties associated with adopting NeoMagic's technology and product design to the proprietary process technology and design rules of each manufacturer. Any significant decrease in manufacturing yields could result in an increase in NeoMagic's per unit product cost and could force NeoMagic to allocate its available product supply among its customers, potentially adversely impacting customer relationships as well as revenues and gross margins. There can be no assurance that NeoMagic's manufacturers will achieve or maintain acceptable manufacturing yields in the future.

        Uncertainty and Litigation Risk Associated with Patents and Protection of Proprietary Rights

        NeoMagic relies in part on patents to protect its intellectual property. As of October 31, 2002, NeoMagic has been issued 62 patents, each covering certain aspects of the design and architecture of NeoMagic's products. Additionally, NeoMagic has numerous patent applications pending. There can be no assurance that NeoMagic's pending patent applications, or any future applications will be approved. Further, there can be no assurance that any issued patents will provide NeoMagic with significant intellectual property protection, competitive advantages, or will not be challenged by third parties, or that the patents of others will not have an adverse effect on NeoMagic's ability to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate NeoMagic's products or design around any patents that may be issued to NeoMagic.

        NeoMagic also relies on a combination of mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to

NeoMagic's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that NeoMagic can meaningfully protect its intellectual property. A failure by NeoMagic to meaningfully protect its intellectual property could have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        As a general matter, the semiconductor industry is characterized by substantial litigation, regarding patent and other intellectual property rights. In December 1998, NeoMagic filed a lawsuit in the United States District Court for the District of Delaware seeking damages and an injunction against Trident Microsystems, Inc. The suit alleges that Trident's embedded DRAM graphics accelerators infringe certain patents held by NeoMagic. In January 1999, Trident filed a counter claim against NeoMagic alleging an attempted monopolization in violation of antitrust laws, arising from NeoMagic's filing of the patent infringement action against Trident. The Court ruled that there was no infringement by Trident. NeoMagic filed an appeal in the United States Court of Appeals for the Federal Circuit. On April 17, 2002, the United States Court of Appeals for the Federal Circuit affirmed the lower court's judgment of non-infringement on one patent and vacated the courts judgment of non-infringement of another patent, thereby remanding it to the lower court for further proceedings. In November 2002, the lower court heard oral arguments on cross-motions for summary judgment on the matter, and we are currently awaiting its ruling. Management believes NeoMagic has valid defenses against Trident's claims. There can be no assurance as to the results of the patent infringement suit and the counter-suit for antitrust filed by Trident.

        Any patent litigation, whether or not determined in NeoMagic's favor or settled by NeoMagic, would at a minimum be costly and could divert the efforts and attention of NeoMagic's management and technical personnel from productive tasks, which could have a material adverse effect on NeoMagic's business, financial condition and results of operations. There can be no assurance that current or future infringement claims by third parties or claims for indemnification by other customers or end users of NeoMagic's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect NeoMagic's business, financial condition and results of operations. In the event of any adverse ruling in any such matter, NeoMagic could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes, or to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on NeoMagic's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by NeoMagic to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        We Depend on International Sales and Suppliers

        Export sales have been a critical part of NeoMagic's business. Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States and foreign system manufacturers that sell to United States-based OEMs) accounted for 90% and 73% of NeoMagic's net sales for the three months ended October 31, 2002 and 2001, respectively. Export sales accounted for 89% and 92% of net sales in the nine months ended October 31, 2002 and 2001, respectively. NeoMagic expects that net sales derived from international sales will continue to represent a significant portion of its total net sales. To date, NeoMagic's international sales have been denominated in United States dollars. Increases in the value of the U.S. dollar relative to the local currency of NeoMagic's customers could make NeoMagic's products relatively more expensive than competitors' products sold in the customer's local currency.

        International manufacturers have produced, and are expected to continue to produce for the foreseeable future, all of NeoMagic's wafers. In addition, many of the assembly and test services used by NeoMagic are procured from international sources. Under NeoMagic's purchase orders with manufacturing suppliers, the wafers are priced in U.S. dollars.

        International sales and manufacturing operations are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences and export license requirements. In addition, NeoMagic is subject to the risks inherent in conducting business internationally including foreign government regulation, political and economic instability, and unexpected changes in diplomatic and trade relationships. Moreover, the laws of certain foreign countries in which NeoMagic's products may be developed, manufactured or sold, may not protect NeoMagic's intellectual property rights to the same extent as do the laws of the United States, thus increasing the possibility of piracy of NeoMagic's products and intellectual property. There can be no assurance that one or more of these risks will not have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        We May Need Additional Capital

        NeoMagic requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. NeoMagic believes that its existing capital resources will be sufficient to meet NeoMagic's capital requirements through the next 12 months, although NeoMagic could be required, or could elect, to seek to raise additional capital during such period. NeoMagic's future capital requirements will depend on many factors, including the rate of net sales growth, timing and extent of spending to support research and development programs in new and existing areas of technology, expansion of sales and marketing support activities, and timing and customer acceptance of new products. NeoMagic may raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

        We are Dependent on Qualified Personnel

        NeoMagic's future success depends in part on the continued service of its key engineering, sales, marketing, manufacturing, finance and executive personnel, and its ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel in the semiconductor industry, and there can be no assurance that NeoMagic will be able to continue to attract and retain qualified personnel necessary for the development of its business. NeoMagic has experienced the loss of certain key personnel and also reduced personnel in its restructuring. If NeoMagic's headcount is not appropriate for its future direction and NeoMagic fails to recruit key personnel critical to its future direction in a timely manner, it may have a material adverse effect on NeoMagic's business, financial condition and results of operations.

        Our Stock Price May Be Volatile

        The market price of NeoMagic's Common Stock, like that of other semiconductor companies, has been and is likely to continue to be, highly volatile. The market has from time-to-time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price of NeoMagic's Common Stock could be subject to significant fluctuations in response to various factors, including quarter-to-quarter variations in NeoMagic's anticipated or actual operating results, announcements of new products, technological innovations or setbacks by NeoMagic or its competitors, general conditions in the semiconductor and PC industries, unanticipated shifts in the handheld systems market or industry standards, loss of key customers, changes in DRAM pricing, litigation commencement or developments, changes in or the failure by NeoMagic to meet estimates of NeoMagic's performance by securities analysts, market conditions for high technology stocks in general, and other events or factors. In future quarters, NeoMagic's operating results may be below the expectations of public market analysts or investors. Since NeoMagic's decline in revenues, gross margins and operating results, the market price of the Common Stock has been and is expected to be for some time in the future, materially adversely affected.

THE OFFER

1.    Eligibility.

        You are an "eligible employee" if you are an employee in the United States or Israel hired on or before 5:00 p.m., Pacific Time, on February 14, 2003, of NeoMagic Corporation or one of our subsidiaries, and you remain employed through the date on which the options elected to be exchanged are cancelled. However, only persons who are paid as regular employees of NeoMagic or one of our subsidiaries are eligible to participate in the offer. In addition, non-employee members of our board of directors are not eligible to participate in the offer. Members of our board of directors are identified on Schedule A to this offer to exchange.

        In order to receive a new option, you must remain employed by us or one of our subsidiaries in the United States or Israel or any successor of ours through the new option grant date, which is the date on which the new options are granted, and will be the first business day that is at least 6 months and 1 day after the cancellation date. If we do not extend the offer, we expect that the new option grant date will be September 18, 2003. If, for any reason, you do not remain an employee of NeoMagic or one of our subsidiaries in the United States or Israel or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without a good reason, die or we terminate your employment, with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled. Your employment with NeoMagic or one of our subsidiaries will remain "at-will" and can be terminated by you or NeoMagic or one of our subsidiaries at any time, with or without cause or notice.

2.    Number of options; expiration date.

        Subject to the terms and conditions of the offer, we will accept outstanding, unexercised options granted prior to January 1, 2000 that are held by eligible employees and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date and exchange them for new options. In addition, the offer is limited to only those options granted under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan.

        Each option grant that you elect to exchange must be for the entire portion that is outstanding and unexercised. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of an option that you have partially exercised. As a result, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant.

        For example and except as otherwise described below, if you hold (1) an option granted on July 1, 1997 to purchase 1,000 shares at $10.00 per share, 700 of which you have already exercised, (2) an option granted on July 1, 1998 to purchase 1,000 shares at an exercise price of $8.00 per share, and (3) an option granted on July 1, 1999 to purchase 2,000 shares at an exercise price of $6.00 per share, you may elect to exchange:

  •
  your first option covering 300 remaining unexercised shares,

  •
  your second option covering 1,000 shares,

  •
  your third option covering 2,000 shares,

  •
  two of your three options,

  •
  all three of your options, or

  •
  none of your options.

        These are your only choices in the above example. You may not, for example, elect to exchange your first option with respect to only 150 shares, or any other partial amount, under that grant or less than all of the shares under the second and third option grants.

        If you elect to exchange any of your options, then you must elect to exchange all of your options that were granted to you since August 14, 2002 regardless of the exercise price. For example, if you received an option grant in December 1999 and a grant in October 2002 and you want to exchange your December 1999 option grant, you also would be required to exchange your October 2002 option grant, regardless of the exercise price of the October 2002 grant. This includes all options granted to you between the commencement of this offer on February 14, 2003 and the expiration date.

        In addition, you may exchange only unexercised options; you may not exchange shares of our common stock that you currently own by virtue of previously-exercised options, even if you currently still own those shares of common stock and even if the previously-exercised option was granted to you prior to January 1, 2000.

        Subject to the terms of this offer, upon our acceptance of your properly tendered options, your options will be cancelled, and you will be entitled to receive a new nonstatutory stock option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. The number of shares to be covered by your new option is subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. We will grant new options under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan, and therefore all new options will be subject to the terms of the 1998 Nonstatutory Stock Option Plan or the 1993 Stock Plan.

        The expiration date for the offer will be 9:00 p.m., Pacific Time, on March 14, 2003, unless we extend the offer. We may, in our discretion, extend the period of time during which the offer will remain open, in which event the expiration date shall refer to the latest time and date at which the extended offer expires. See Section 15 of this offer to exchange for a description of our rights to extend, terminate and amend the offer.

3.    Purpose of the offer.

        We issued the outstanding options under our stock option plans in order to:

  •
  Attract and retain the best available personnel for positions of substantial responsibility,

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  Provide additional incentive to employees, directors and consultants, and

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  Promote the success of our business.

        The offer provides an opportunity for us to offer our eligible employees a valuable incentive to stay with us and continue to work to promote the success of our business. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares, which options commonly are referred to as being "underwater." By making this offer to exchange outstanding options for new options that will have an exercise price at least equal to the market value of the shares on the new option grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employees and thereby maximize stockholder value. However, because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of our current outstanding options.

        We chose to make this offer instead of simply granting more options for a number of reasons. Because of the large number of outstanding underwater options, granting additional options covering the same number of shares of common stock as the outstanding eligible options would potentially have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and therefore our current reserves must be conserved for ongoing grants and new hires.

        Subject to the above, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation involving us or any of our subsidiaries;

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  any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

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  any material change in our present dividend rate or policy, or our indebtedness or capitalization;

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  any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

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  any other material change in our corporate structure or business;

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  our common stock being delisted from a national securities exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

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  our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

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  the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

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  the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities; or

  •
  any change in our charter or bylaws, or any actions which may impede the acquisition of control of us by any person.

        Neither we nor our board of directors makes any recommendation as to whether you should accept this offer and elect to exchange your options, nor have we authorized any person to make any such recommendation. We urge you to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether or not to elect to exchange your options.

4.    Procedures for electing to exchange options.

  Proper Election to Exchange Options.

        You will receive an election form on which you must list the option grants that you want to elect to exchange. To validly elect to exchange your options through the offer, you must, in accordance with the instructions of the election form, properly complete, execute and deliver the election form to MJ Silva via facsimile at (408) 654-6167 or by hand to Ms. Silva at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, along with any other required documents. Ms. Silva must receive properly completed election forms before the offer expires at 9:00 p.m., Pacific Time, on March 14, 2003, unless we decide to extend the offer.

        If you elect to exchange any options through this offer, you must also elect to exchange all options that we granted to you since August 14, 2002. Even if you submit an election form but fail to list the options granted since August 14, 2002, such options will be automatically tendered for exchange under this offer.

        If you submit an election form, and then decide that you would like to elect to exchange additional options, you must submit a new election form to Ms. Silva by the expiration date. This new election form must be signed and dated after your original election form and must be properly completed. This new election form must also list all of the options that you wish to tender for exchange, including options listed on your previous election form if you still wish to tender those options.

        The delivery of all documents, including election forms, is at your risk. It is your responsibility to ensure that we receive your election form. You should be sure to keep any confirmations or receipts that you obtain when you send in your election form, such as a facsimile confirmation sheet.

        However, our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice by any means we deem appropriate, including press release or e-mail. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect to be March 17, 2003.

  Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

        We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept all properly tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

  Our Acceptance Constitutes an Agreement.

        Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your options elected to be exchanged by you through the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

        In order to administer this offer, we must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the offer. By submitting an election form or a withdrawal form, you agree to such collection, use and transfer of your personal data by us, our subsidiaries and the third parties assisting us with the offer, but only for the purpose of administering your participation in this offer. By submitting an election form or a withdrawal form, you also acknowledge and agree that:

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  the parties receiving this data may be located outside of your country, and the recipient's country may have different data privacy laws and protections than yours;

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  the data will be held only as long as necessary to administer and implement the program;

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  you can request from us a list of the parties that may receive your data;

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  you can request additional information about how the data is stored and processed; and

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  you can request that the data be amended if it is incorrect.

        You can withdraw your consent to the collection, use and transfer of your data by contacting us. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact us, or your local human resources representative, if you have any questions.

5.    Withdrawal rights and change of election.

        You may withdraw any options that you previously elected to exchange only in accordance with the provisions of this section. You will receive a withdrawal form, which you may use for this purpose.

        You may withdraw your options that you previously elected to exchange at any time before 9:00 p.m., Pacific Time, on March 14, 2003. If we extend the offer beyond that time, you may withdraw your options at any time until the extended expiration of the offer.

        In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on April 11, 2003, you may withdraw your options at any time thereafter.

        To validly withdraw some or all of the options that you previously elected to exchange, you must deliver to MJ Silva via facsimile at (408) 654-6167 or by hand to MJ Silva at her office at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, in accordance with the procedures listed in Section 4 above, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options. We will not accept verbal or email attempts to withdraw from the exchange offer.

        You may not rescind any withdrawal, and any options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date. To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Ms. Silva before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form and after your withdrawal form. It must be properly completed and it must list all of the options you wish to tender for exchange.

        If you do not wish to withdraw any options from the offer, but would like to elect to tender additional options for exchange, you must submit a new election form to Ms. Silva before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form. It must be properly completed and it must list all of the options you wish to tender for exchange.

        Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Our determination of these matters will be final and binding.

        The delivery of all documents, including any withdrawal forms, any new election forms and any other required documents, is at your risk. It is your responsibility to ensure that we have received your withdrawal forms or any other documents you have submitted. You should be sure to keep any confirmations or receipts that you obtain when you send in your withdrawal form or your new election form, such as a facsimile confirmation sheet.

6.    Acceptance of options for exchange and issuance of new options.

        Upon the terms and conditions of the offer and promptly following the expiration date, we will accept for exchange and cancel eligible options properly elected for exchange and not validly withdrawn before the expiration date. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of this offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the date of our acceptance, which we anticipate to be March 17, 2003. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made in any manner we deem appropriate, including by press release or e-mail. Subject to our rights to terminate the offer, discussed in Section 15 of this offer to exchange, we currently expect that we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn.

        You will be granted a new option on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will grant new options under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan.

        Therefore, subject to the terms and conditions of this offer, if your options are properly elected to be exchanged by March 14, 2003, the scheduled expiration date of the offer, and are accepted for exchange by us and cancelled on March 17, 2003, you will be granted a new option on September 18, 2003. If we cancel options properly tendered for exchange after March 17, 2003, the date on which the new options will be granted will be similarly delayed. Promptly after the expiration date of the exchange offer, we will issue to you a promise to grant stock option. The promise to grant stock option will evidence our binding commitment to grant a stock option to you on a date no earlier than 6 months and 1 day after the cancellation date covering the number of shares you would be entitled to under this offer, provided that you remain an employee of NeoMagic or one of our subsidiaries or any successor of ours through the date on which the grant is to be made.

        Subject to the terms of this offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. The number of shares covered by your new option is subject to adjustments for any stock splits, subdivisions, combinations, stock dividends and similar events that occur between the cancellation date and the new option grant date.

        If, for any reason, you are not an employee of us, one of our subsidiaries in the United States or Israel or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been cancelled pursuant to this offer.

        If we accept options you elect to exchange in the offer, we will defer granting to you any other options for which you otherwise may be eligible before the new option grant date. Consequently, we will not grant you any new options until at least 6 months and 1 day after any of your options have been cancelled. We will defer granting you these other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to these interim option grants as a result of the offer.

        Options that you choose not to elect to exchange or that we do not accept for exchange will remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule.

7.    Conditions of the offer.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

  •
  there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

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  any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us;

  •
  there shall have occurred:

  •
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

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  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

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  any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;

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  in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Index or the Standard & Poor's 500 Index from the date of commencement of the exchange offer;

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  the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

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  if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer;

  •
  as the term "group" is used in Section 13(d)(3) of the Exchange Act:

  •
  any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the exchange offer;

  •
  any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

  •
  any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of eligible options;

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  there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer;

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  a tender or exchange offer, other than this exchange offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

  •
  any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business or financial condition; or

  •
  any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 above for a description of the contemplated benefits of the offer to us).

        If any of the above events occur, we may:

  •
  terminate the exchange offer and promptly return all tendered eligible options to tendering holders;

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  complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended exchange offer expires;

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  amend the terms of the exchange offer; or

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  waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

        The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.    Price range of shares underlying the options.

        The shares underlying your options currently are traded on the Nasdaq Stock Market under the symbol "NMGC". The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq Stock Market.

	High	Low
Fiscal Year 2003
Quarter ended January 31, 2003	1.49	0.95
Quarter ended October 31, 2002	2.01	0.73
Quarter ended July 31, 2002	3.40	1.77
Quarter ended April 30, 2002	3.69	2.75
Fiscal Year 2002
Quarter ended January 31, 2002	3.80	2.85
Quarter ended October 31, 2001	3.90	2.41
Quarter ended July 31, 2001	4.22	3.11
Quarter ended April 30, 2001	4.12	2.84
Fiscal Year 2001
Quarter ended January 31, 2001	4.31	2.56
Quarter ended October 31, 2000	4.81	2.71
Quarter ended July 31, 2000	3.97	2.75
Quarter ended April 30, 2000	10.88	2.69

        On February 13, 2003, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq Stock Market, was $1.029 per share.

        We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept the offer.

9.    Source and amount of consideration; terms of new options.

  Consideration.

        We will issue new options to purchase shares of our common stock under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan in exchange for the eligible outstanding options properly elected to be exchanged by you and accepted by us that will be cancelled.

  Terms of New Options.

        The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights.

        Number of New Options.    Subject to any adjustments for stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date and subject to the other terms and conditions of the offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, new options to purchase a total of approximately 1,283,000 shares of our common stock, or approximately 4.24% of the total shares of our common stock outstanding as of January 31, 2003, will be issued.

        Vesting Schedule.    You should note that your new option will vest as to 100% of the shares on the one-year anniversary of the new option grant date, subject to your continued employment with NeoMagic or one of our subsidiaries on such date. If the new option grant date is September 18, 2003, 100% of the shares subject to your new option will vest on September 18, 2004. Additionally, in the event of an acquisition or merger of NeoMagic after the new option grant date where we are not the surviving entity, all shares subject to your new option shall fully vest upon the completion of the acquisition or merger.

        Exercise Price.    For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq Stock Market on the date of grant. Accordingly, we cannot predict the market price of the new options. You should note that because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, your new option may have a higher exercise price than some or all of the options that you elect to exchange.

        Type of Options.    All new options will be granted as nonstatutory stock options, which is an option that is not intended to qualify as an inventive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

  General Terms of our Stock Option Plan.

        The following descriptions summarize the material terms of our 1998 Nonstatutory Stock Option Plan and our 1993 Stock Plan. Our statements in this offer to exchange concerning our 1998 Nonstatutory Stock Option Plan, our 1993 Stock Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our 1998 Nonstatutory Stock Option Plan and our 1993 Stock Plan. Please contact us at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, Attention: MJ Silva (telephone: (408) 486-3854) to receive a copy of our 1998 Nonstatutory Stock Option Plan and our 1993 Stock Plan. We will promptly furnish you copies of these documents at our expense.

        Overview of the 1993 Stock Plan.    The maximum number of shares available for issuance through the exercise of options granted under our 1993 Stock Plan is 10,525,000 shares. The 1993 Stock Plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the 1993 Stock Plan, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

        Overview of the 1998 Nonstatutory Stock Option Plan.    The maximum number of shares available for issuance through the exercise of options granted under our 1998 Nonstatutory Stock Option Plan is 6,600,000 shares. The 1998 Nonstatutory Stock Option Plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the 1998 Nonstatutory Stock Option Plan, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

        Term of Options.    Options generally have a term of 10 years. All new options to be granted through this offer will have a term of 10 years.

        Termination of Employment Before the New Option Grant Date.    If, for any reason, you are not an employee of us, one of our subsidiaries in the United States or Israel or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without good reason, die, or we terminate your employment, with or without cause, before the date on which we grant the new options, you will not receive anything for the options that you tendered and which we cancelled.

        Termination of Employment After the New Option Grant Date.    In the event that either you or we terminate your employment after receiving a new option grant for any reason other than death or disability, you may exercise your option within the time frame specified by the administrator, or if no time is specified, within three months of your termination, but in either case, only to the extent that you are entitled to exercise it at termination.

        If you had been an employee since the date of your option grant and your employment terminates because of your death, your personal representatives, heirs or legatees generally may exercise any option held by you on the date of your termination, to the extent that it was exercisable at the date of termination, within the time frame specified by the administrator, or if no time is specified, at any time within 12 months following your death.

        If you had been an employee since the date of your option grant and you become permanently and totally disabled, you generally may exercise any option held by you on the date of your disability, to the extent that it was exercisable at the date of disability, within the time frame specified by the administrator, or if no time is specified, at any time within 12 months following the date of your termination as a result of disability.

        Exercise Price.    Generally, the administrator determines the exercise price at the time the option is granted. For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq Stock Market on the date of grant. Accordingly, we cannot predict the market price of the new options. Your new options may have a higher exercise price than some or all of your current options.

        Vesting and Exercise.    The administrator determines the terms of vesting and exercise. Your new option shall vest as to all shares on the one-year anniversary of the new option grant date subject to your continued employment.

  Adjustments Upon Certain Events.

        Events Occurring before the New Option Grant Date.    If we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. As a result, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

        The new options for the purchase of an acquiror's stock will have an exercise price at least equal to the fair market value of the acquiror's stock on the new option grant date. If the acquiror's stock was not traded on a public market, the fair market value of the acquiror's stock may be determined in good faith by the acquiror's board of directors, and the exercise price of the new options would reflect that determination. If we merge or consolidate with or are acquired by another entity, options that are not tendered for exchange may receive a lower or higher exercise price, depending on the terms of the transaction, than those options that are tendered for exchange.

        Regardless of any such merger or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but prior to the new option grant date, you will not be able to exercise your option to purchase NeoMagic common stock prior to the effective date of the merger or acquisition.

        You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger, consolidation or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of NeoMagic would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not NeoMagic common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger, consolidation or acquisition and sell their NeoMagic common stock before the effective date.

        If a change in our capitalization, such as a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or other similar event occurs after the cancellation date but before the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

        Events Occurring after the New Option Grant Date.    If a change in our capitalization, such as a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or other similar event occurs after the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

        In the event of a merger where we are not the surviving corporation, vesting of all shares under the new option shall immediately accelerate.

        Transferability of Options.    Unless the administrator determines otherwise, new options may not be transferred, other than by will or the laws of descent and distribution. In the event of your death, issued options may be exercised by any person who acquires the right to exercise the option by bequest or inheritance.

        Registration of Option Shares.    A total of 6,600,000 shares of common stock issuable under the 1998 Nonstatutory Stock Option Plan and 7,603,283 shares of common stock issuable under the 1993 Stock Plan have been registered under the Securities Act of 1933, as amended (the "Securities Act") on registration statements on Form S-8 filed with the SEC. All the shares issuable upon exercise of all new options to be granted pursuant to the offer will be registered under the Securities Act. Unless you are one of our affiliates, you will be able to sell the shares issuable upon exercise of your new options free of any transfer restrictions under applicable U.S. securities laws.

        Tax Consequences.    You should refer to Sections 14 and 15 of this offer to exchange for a discussion of the U.S. federal income tax consequences and Israeli tax consequences of the new options and the options tendered for exchange, as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are a resident of or are otherwise subject to the tax laws of the United States or Israel, but are also subject to the tax laws of another country, you should be aware that there may be other tax and social insurance consequences which may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.  Information concerning NeoMagic Corporation.

        Our principal executive offices are located at 3250 Jay Street, Santa Clara, California 95054, and our telephone number is (408) 988-7020. Questions regarding this option exchange should be directed to MJ Silva.

        We were incorporated under the laws of the state of Delaware in February, 1997 under the name NeoMagic Corporation.

        NeoMagic Corporation provides applications processors to enable new generations of handheld systems, offer the lowest power, smallest form-factor, and best multimedia features and performance. We have pioneered the integration of memory, complex logic, and analog circuits into single-chip solutions. We believe that consumers want a more engaging experience with their electronics devices, whether those devices are designed as communications tools, productivity tools, or entertainment devices.

        Our research and development efforts focus on semiconductor solutions that provide all of the major electronics functions of the handheld system on a single chip. But it is not just a question of integration. The value of our products are in the expanded features and performance that they enable, features that allow handheld systems device manufacturers to provide innovative and differentiated devices to their customers. Our System-on-Chip solutions bring engaging high-performance multimedia capabilities—graphics, video, and audio—to small, low-power devices for mobile communications, productivity, and entertainment.

        We began by creating multimedia accelerator processors for notebook personal computers. In recent years, we have shifted our strategy to provide highly integrated application processors for smart handheld devices such as Personal Digital Assistants (PDAs), web pads, handheld gaming systems, portable music and video players, and advanced cellular telephones.

        The financial information included in our annual report on Form 10-K for the fiscal years ending January 31, 2002 and January 31, 2001 is incorporated herein by reference. Please see Section 17 of this Offer to Exchange entitled, "Additional Information," for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

        We had a book value per share of $2.24 as of January 31, 2003.

11.  Interests of directors and officers; transactions and arrangements concerning the options.

        A list of our executive officers and directors is attached to this offer to exchange as Schedule A. Non-employee directors may not participate in the offer. As of February 13, 2003, our executive officers and directors (11 persons) as a group beneficially owned options outstanding under our 1998 Nonstatutory Stock Option Plan to purchase a total of 1,027,500 of our shares, which represented approximately 22.4% of the shares subject to all options outstanding under the 1998 Nonstatutory Stock Option Plan. As of the same date, our executive officers and directors as a group beneficially owned options outstanding under our 1993 Stock Plan to purchase a total of 3,891,000 of our shares, which represented approximately 82.3% of the shares subject to all option outstanding under the 1993 Stock Plan. Executive officers and directors as a group beneficially owned options outstanding under the two above referenced plans to purchase a total of 4,918,500 of our shares, which represented approximately 52.8% of the shares subject to all options outstanding under these plans as of that date. The options to purchase our shares owned by non-employee directors are not eligible to be tendered in the offer.

        The following table below sets forth the beneficial ownership of each of our executive officers and directors of options outstanding under our 1993 Stock Plan and our 1998 Nonstatutory Stock Option Plan as of December 31, 2002. The percentages in the table below are based on a total of outstanding options under the 1993 Stock Plan and the 1998 Nonstatutory Stock Option Plan to purchase 9,317,375 shares of our common stock as of January 31, 2003. None of the non-employee directors noted on the table are eligible to participate in the offer.

        Prakash Agarwal, as an employee director and executive officer is eligible to participate in the offer to exchange. Mr. Agarwal beneficially owns 23.6% of the total outstanding options under the 1993 Stock Plan and the 1998 Nonstatutory Stock Option Plan. Mr. Agarwal owns 600,000 outstanding options that are eligible for exchange under this agreement, or 46.8% of the total outstanding options eligible for exchange. Mark Singer as an executive officer is also eligible to participate in the offer to exchange. Mr. Singer beneficially owns 4.9% of the total outstanding options under the 1993 Stock Plan and the 1998 Nonstatutory Stock Option Plan. Mr. Singer owns 167,500 outstanding options that are eligible for exchange under this agreement, or 13.1% of the total outstanding options eligible for exchange. With the exception of Mr. Agarwal and Mr. Singer, our other directors and executive officers have agreed not to participate in the offer to exchange.

Name	Position	Number of Shares Covered by Outstanding Options Granted Under the Eligible Plans		Percentage of Total Outstanding Options Under the Eligible Plans
Prakash Agarwal	President, Chief Executive Officer and Director	2,200,000	(1)	23.6
Stephen Lanza	Chief Financial Officer and VP of Finance and Operations	350,000		3.8
Mark Singer	VP of Corporate Marketing	452,500	(2)	4.9
Ernest Lin	VP of Global Sales	500,000		5.4
Sanjay Adkar	VP of Corporate Engineering	440,000		4.7
Ravi Bhatnager	VP of Business Development	500,000		5.4
Brian Dougherty	Director	136,000		1.5
Anil Gupta	Director	84,000		1.0
James Lally	Director	136,000		1.5
Paul Richman	Director	60,000		0.6
Carl Stork	Director	60,000		0.6

(1)
600,000 of these outstanding options, constituting 46.8% of the total outstanding options eligible for exchange, are eligible for exchange under this agreement.

(2)
167,500 of these outstanding options, constituting 13.1% of the total outstanding options eligible for exchange, are eligible for exchange under this agreement.

        Neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan, or in transactions involving our common stock during the past 60 days before and including February 13, 2003.

12.  Status of options acquired by us in the offer; accounting consequences of the offer.

        Options that we acquire through the offer will be cancelled and the shares subject to those options will be returned to the pool of shares available for grants of new awards under the 1998 Nonstatutory Stock Option Plan and the 1993 Stock Plan.

        If we were to grant the new options under a traditional stock option repricing, in which an employee's current options would be immediately repriced, or on any date that is earlier than 6 months and 1 day after the date on which we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable awards and will avoid these accounting charges. As a result, we believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer.

13.  Legal matters; regulatory approvals.

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7 of this offer to exchange.

        If we are prohibited by applicable laws or regulations from granting new options on the new option grant date, which is expected to be September 18, 2003, we will not grant any new options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the new option grant date we will not grant any new options and you will not receive any other compensation for the options you tendered.

14.  Material U. S. federal income tax consequences.

        The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders

        Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

        All new options granted in exchange for old options will be granted as nonstatutory stock options, which are options that are not qualified to be incentive stock options under the current U.S. tax laws.

        We advise all option holders considering exchanging their options to meet with their own tax advisors with respect to the federal, state, and local tax consequences of participating in the offer.

  Nonstatutory Stock Options.

        Under current law, an option holder will not realize taxable income upon the grant of a nonstatutory stock option. However, when an option holder exercises the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

        We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

        We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

15.  Material Israeli tax consequences.

        The following is a general summary of the income tax consequences and certain other considerations of the cancellation of old options and grant of new options for individuals subject to tax in Israel. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor it is intended to be applicable in all respects to all categories of option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all option holders considering replacing their options to consult with their own tax or financial advisors.

        If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

        Option Cancellation.    You will not be subject to tax as a result of the cancellation of your old options.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    You will not be subject to tax when you exercise the new option.

        Sale of Shares.    If you acquire shares upon exercise, you will be subject to tax when you subsequently sell the shares. The type of taxation, ordinary or capital, depends on the type of option NeoMagic grants to you pursuant to a new tax regime that went into effect January 1, 2003. We are currently trying to obtain approval for an appendix to our 1998 Nonstatutory Stock Option Plan in order to enable us to grant options that qualify for favorable tax treatment in Israel. Assuming we obtain the necessary approval from the Israel tax authorities, we will be able to grant unapproved options, approved ordinary income options and approved capital gain options. If we are not able to obtain approval, we will only be able to grant unapproved options.

        Unapproved Options.    Unapproved options do not need to be held in trust. You will recognize ordinary income upon the sale of shares you receive as a result of the exercise of an unapproved option equal to the difference between (i) the amount you receive upon such sale and (ii) the amount paid for such shares.

        Approved Ordinary Income Options.    Approved ordinary income options must be held in trust for a period of one year following the end of the tax year in which the options were granted to you. You will recognize ordinary income upon the sale or release from trust of shares you receive as a result of the exercise of an ordinary income option equal to the difference between (i) the amount you receive upon such sale (or the fair market value on the date shares are released from trust) and (ii) the amount paid for such shares.

        Approved Capital Gain Options.    Approved capital gain options must be held in trust for a period of two years following the end of the tax year in which the options were granted to you. Upon the sale or release from trust of shares you receive as a result of the exercise of an approved capital gain option, you will recognize ordinary income in an amount equal to the excess of the average closing price for NeoMagic common stock for the thirty days prior to the grant of your new option over the exercise price of your new option. Any further gains will be taxable to you as capital gains. If shares are not held in trust for two years, all of your gains will be taxable as ordinary income.

        Withholding and Reporting.    Under current laws, withholding and reporting for income tax and social insurance are required of your employer when you sell shares if any of your gains are treated as ordinary income. Depending on whether your options are held in trust, either you or your trustee will be responsible for reporting and paying any difference between the actual tax liability and the amount withheld. You or your trustee will also be required to report any options and/or shares you hold on annual tax returns.

16.  Extension of offer; termination; amendment.

        We expressly reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release or other public announcement no later than 6:00 a.m., Pacific Time, on the next business day after the previously scheduled expiration date.

        We also expressly reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this offer to exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

        The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing notes sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least ten business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer's period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

        For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

17.  Fees and expenses.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

18.  Additional information.

        This offer to exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

          1.    Our annual report on Form 10-K for our fiscal year ended January 31, 2002, filed with the SEC on April 29, 2002.

          2.    Our quarterly report on Form 10-Q for our fiscal quarter ended April 30, 2002, filed with the SEC on June 12, 2002.

          3.    Our quarterly report on Form 10-Q for our fiscal quarter ended July 31, 2002, filed with the SEC on September 11, 2002.

          4.    Our quarterly report on Form 10-Q for our fiscal quarter ended October 31, 2002, filed with the SEC on December 11, 2002.

          5.    Our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on April 30, 2002.

          6.    Our current reports on Form 8-K or Form 8-K/A filed on December 23, 2002; March 4, 2002 and January 2, 2002.

          7.    The description of our common stock contained in our registration statement on Form 8-A as filed pursuant to section 12(g) of the Securities Exchange Act of 1934 on January 17, 1997.

        These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

        Each person to whom a copy of this offer to exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, Attention: MJ Silva, or telephoning Ms. Silva at (408) 486-3854.

        As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

        The information contained in this offer to exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

19.  Financial statements.

        Attached as Schedule B to this offer to exchange are our financial statements that are included in our annual report on Form 10-K for our fiscal year ended January 31, 2002, filed with the SEC on April 29, 2002 and our quarterly report on Form 10-Q for our fiscal quarter ended October 31, 2002, filed with the SEC on December 11, 2002.

        More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this offer to exchange.

20.  Miscellaneous.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

        We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this offer to exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

NeoMagic Corporation

February 14, 2003

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF NEOMAGIC CORPORATION.

        The executive officers and directors of NeoMagic Corporation and their positions and offices as of February 13, 2003, are set forth in the following table:

Name	Position and Offices Held
Prakash Agarwal	President/CEO/Director
Stephen Lanza	CFO/VP of Finance and Operations
Mark Singer	VP of Corporate Marketing
Ernest Lin	VP of Global Sales
Sanjay Adkar	VP of Corporate Engineering
Ravi Bhatnager	VP of Business Development
Brian Dougherty	Director
Anil Gupta	Director
James Lally	Director
Paul Richman	Director
Carl Stork	Director

        The address of each executive officer and director is: c/o NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054.

        None of our non-employee directors are eligible to participate in this option exchange program. Additionally, except for Mr. Agarwal and Mr. Singer, each of our executive officers has agreed to not participate in this option exchange program.

A-1

SCHEDULE B

FINANCIAL STATEMENTS
OF NEOMAGIC CORPORATION

NEOMAGIC CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
Net sales	$655	$83	$1,511	$351
Cost of product sales	780	1	2,085	8
Impairment of certain acquired intangible assets	367	—	367	—

Total	1,147	1	2,452	8

Gross margin (loss)	(492)	82	(941)	343
Operating expenses:
Research and development(1)	5,662	6,041	18,131	19,344
Sales, general and administrative(2)	2,127	1,857	7,836	5,805
Impairment of certain acquired intangible assets	506	—	506	—
Special Charges	—	—	3,600	—

Total operating expenses	8,295	7,898	30,073	25,149

Loss from operations	(8,787)	(7,816)	(31,014)	(24,806)
Other income (expense), net:
Income, net of expenses, from the sale of DVD assets	—	—	1,580	—
Interest income and other income	277	843	1,557	2,987
Interest expense	—	—	—	(11)

Loss before income tax benefit and cumulative effect of change in accounting principle	(8,510)	(6,973)	(27,877)	(21,830)
Income tax benefit	—	(188)	(6,339)	(770)

Loss before cumulative effect of change in accounting principle	(8,510)	(6,785)	(21,538)	(21,060)
Cumulative effect of change in accounting principle	(4,175)	—	(4,175)	—

Net loss	$(12,685)	$(6,785)	$(25,713)	$(21,060)

Basic and diluted net loss per share	$(0.44)	$(0.26)	$(0.90)	$(0.81)
Weighted average common shares outstanding for basic and diluted	29,157	26,263	28,453	26,032

(1)
Includes $101 and $500 in amortization of deferred stock compensation for the three months ended October 31, 2002 and October 31, 2001, respectively, and $863 and $1,520 for the nine months ended October 31, 2002 and October 30, 2001, respectively.

(2)
Includes $143 and $121 in amortization of deferred stock compensation for the three months ended October 31, 2002 and October 31, 2001, respectively, and $906 and $365 for the nine months ended October 31, 2002 and October 31, 2001, respectively.

See accompanying notes to consolidated condensed financial statements.

NEOMAGIC CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS

(In thousands)

	October 31, 2002	January 31, 2002(1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$44,912	$38,996
Short-term investments	29,363	32,914
Accounts receivable, net	435	125
Inventory	726	78
Income tax receivable	8	3,303
Other current assets	1,612	3,005

Total current assets	77,056	78,421
Property, plant and equipment, net	4,329	3,734
Restricted cash	—	15,000
Employee notes receivable	1,300	1,300
Goodwill	—	3,792
Intangibles, net	4,789	5,705
Other assets	474	357

Total assets	$87,948	$108,309

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,169	$2,147
Accrued compensation and related benefits	1,447	1,253
Income taxes payable	3,522	3,934
Deferred rent	284	582
Deferred gain on the sale of DVD assets	—	1,580
Other accrued liabilities	1,598	607
Current portion of capital lease obligations	744	—

Total current liabilities	9,764	10,103
Capital lease obligations	1,357	—
Stockholders' equity:
Common stock	30	28
Additional paid-in-capital	88,979	86,436
Deferred compensation	(186)	(2,004)
Accumulated other comprehensive income	(10)	19
Retained earnings	(11,986)	13,727

Total stockholders' equity	76,827	98,206

Total liabilities and stockholders' equity	$87,948	$108,309

(1)
Derived from the January 31, 2002 audited consolidated financial statements included in the Annual Report on Form 10-K of NeoMagic Corporation for fiscal year 2002.

See accompanying notes to consolidated condensed financial statements.

NEOMAGIC CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)
(Unaudited)

	Nine Months Ended
	October 31, 2002	October 31, 2001
Operating activities:
Net loss	$(25,713)	$(21,060)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	2,206	2,801
Loss on disposal of property, plant and equipment	2	77
Loss on restructuring of wafer purchase agreement	3,600	—
Income, net of expenses, from the sale of DVD assets	(1,580)	—
Amortization of deferred compensation	1,771	1,885
Impairment of acquired intangible assets and goodwill	5,048	—
Changes in operating assets and liabilities:
Accounts receivable	(310)	190
Inventory	(648)	—
Income tax receivable	3,295	896
Other current assets	1,393	737
Restricted cash	15,000	(15,000)
Other assets	(457)	1,232
Accounts payable	22	(1,571)
Compensation and related benefits	194	(645)
Income taxes payable	(412)	2,581
Other accruals	(2,387)	(628)

Net cash provided by (used for) operating activities	1, 024	(28,505)

Investing activities:
Net proceeds from the sale of DVD assets	1,580	—
Proceeds from sale of property, plant, and equipment	—	1
Purchases of property, plant and equipment	(702)	(893)
Purchases of short-term investments	(41,191)	(44,707)
Maturities of short-term investments	44,713	49,620

Net cash provided by investing activities	4,400	4,021

Financing activities:
Repayment on note receivable from stockholders	—	40
Net proceeds from issuance of common stock	492	573

Net cash provided by financing activities	492	613

Net increase (decrease) in cash and cash equivalents	5,916	(23,871)
Cash and cash equivalents at beginning of period	38,996	72,852

Cash and cash equivalents at end of period	$44,912	$48,981

Supplemental schedules of cash flow information:
Cash paid (received) during the period for:
Interest	$—	$11
Taxes	$(9,568)	$(5,700)
Supplemental disclosure of non-cash financing activities:
Issuance of common stock in connection with restructuring of wafer purchasing agreement Interest	$2,100	$—

See accompanying notes to consolidated condensed financial statements.

NEOMAGIC CORPORATION

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.    Basis of Presentation:

        The unaudited consolidated condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and include the accounts of NeoMagic Corporation and its wholly owned subsidiaries collectively ("NeoMagic" or the "Company"). Certain information and Note disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at October 31, 2002, the operating results for the three and nine months ended October 31, 2002 and 2001, and the cash flows for the nine months ended October 31, 2002 and 2001. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended January 31, 2002, included in the Company's most recent Form 10-K filed with the Securities and Exchange Commission.

        The results of operations for the three and nine months ended October 31, 2002 are not necessarily indicative of the results that may be expected for the year ending January 31, 2003.

        The third fiscal quarters of 2003 and 2002 ended on October 27, 2002 and October 28, 2001, respectively. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month of October.

2.    Recent Accounting Pronouncements:

        In July 2002, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management's intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not anticipate that the adoption of SFAS 146 will have a material effect on its financial position or results of operations.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company adopted SFAS 144 on February 1, 2002. In accordance with SFAS 144, the Company assesses the recoverability of its long-lived assets by comparing projected undiscounted net cash flows associated with those assets against their respective carrying amounts to determine whether impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. See Note 9 "Intangible Assets" for the effect of adopting the provisions and the results of impairment assessments.

        NeoMagic adopted Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations", and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2003. See Note 3 "Cumulative Effect of Accounting Change" for the effect of adopting the provisions and the results of transitional impairment tests.

3.    Cumulative Effect of An Accounting Change:

        On February 1, 2002, NeoMagic adopted Statement of Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangibles Assets, which required companies to discontinue the amortization of goodwill and certain intangible assets with an indefinite useful life. Instead, goodwill and intangible assets deemed to have an indefinite useful life must be reviewed for impairment using a two step method upon adoption of SFAS 142 and annually thereafter, or more frequently when indicators of impairment exist.

        Upon adoption of the standard, the Company tested goodwill for impairment using the two-step process prescribed in SFAS 142. The Company completed the first of the two required transitional impairment tests of goodwill and indefinite lived intangible assets as of February 1, 2002 during the second quarter of fiscal 2003. The Company determined that there were indicators of impairment, as the carrying value of the reporting unit exceeded fair value derived from the market capitalization model. The second step of the transitional impairment test, which is to determine the amount of impairment, was completed in the third quarter of fiscal 2003 by comparing the implied values of the goodwill to the fair values of net tangible assets and identifiable intangibles. Based on the results of the second transitional impairment test, the Company recorded a non-cash accounting change adjustment of $4.2 million, reflecting a reduction in the carrying value of its goodwill, as a cumulative effect of an accounting change in the accompanying consolidated condensed statements of operations.

4.    Loss Per Share:

        The following data show the amounts used in computing loss per share and the effect on the weighted-average number of shares of diluted potential common stock.

        Per share information calculated on this basis is as follows:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2002	2001	2002	2001
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(8,510)	$(6,785)	$(21,538)	$(21,060)
Cumulative effect of an accounting change	(4,175)	—	(4,175)	—

Net loss	$(12,685)	$(6,785)	$(25,713)	$(21,060)

Denominator:
Denominator for basic and diluted loss per share-weighted average shares outstanding	29,157	26,263	28,453	26,032

Loss per share from continuing operations	$(.29)	$(.26)	$(.75)	$(.81)
Cumulative effect per share of an accounting change	(.15)	—	(.15)	—

Basic and diluted loss per share	$(.44)	$(.26)	$(.90)	$(.81)

        For the three months ended October 31, 2002 and October 31, 2001 and for the nine months ended October 31, 2002 and October 31, 2001, respectively, basic earnings per share equals diluted earnings per share due to the net loss for those periods.

5.    Divestitures:

        In April 2000, pursuant to an asset purchase agreement, the Company sold the principal assets of the DVD product group to LSI Logic ("Buyer"). The assets primarily consisted of fixed assets and intangible assets. In exchange for the assets sold to the Buyer, the Company received $11.7 million in a lump-sum cash payment. An additional $2.3 million was contingent on the Company's performance of certain obligations related to the transfer of licenses with third parties to the Buyer. The Company wrote-off approximately $3.6 million in capitalized intellectual property, fixed assets and prepaid expenses related to the DVD product group that was transferred to the Buyer. In addition, the Company accrued approximately $0.6 million in transaction costs and approximately $2.3 million in retention packages for the affected employees during the first quarter of fiscal 2001. During the second quarter of fiscal 2001, the Company incurred additional costs of $0.3 million. During the third quarter of fiscal 2001, the Company received a $1.5 million cash payment which was previously contingent on the Company's performance of certain obligations related to the transfer of licenses with third parties to the Buyer. As a result, the Company recorded a pre-tax gain of approximately $6.5 million on the sale, which is recorded in Income, net of expenses, from the sale of DVD assets on the Consolidated Condensed Statements of Operations for the year ended January 31, 2001. In the first quarter of fiscal 2003, the Company received a $1.6 million cash payment previously contingent on the transfer of licenses with third parties to the Buyer, which is recorded as a gain in the Consolidated Condensed Statements of Operations for the nine months ended October 31, 2002.

6.    Inventories:

        Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method. The Company writes down the inventory value for estimated excess and obsolete inventory, based on management's assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

	October 31, 2002	January 31, 2002
	(in thousands)
Inventory consists of:
Raw materials	$175	$—
Work in process	99	—
Finished goods	452	78

Total	$726	$78

7.    Accumulated Other Comprehensive Income:

        Total accumulated other comprehensive loss was $10 thousand at October 31, 2002 compared to other comprehensive income of $19 thousand at January 31, 2002. Accumulated other comprehensive income consists entirely of unrealized gains and losses on available for sale securities.

8.    Goodwill:

        Effective February 1, 2002, NeoMagic adopted SFAS 142, which was issued by the Financial Accounting Standards Board in July 2001. Under this standard, the Company ceased amortizing goodwill effective February 1, 2002. The Company completed the transitional tests for goodwill impairment using the two-step process prescribed in SFAS 142. See Note 3 "Cumulative Effect of Accounting Change" for the effects of adopting the provisions and the results of transitional impairment tests. In addition, on adoption of SFAS 142, the Company reclassified certain intangibles with net book value $383 thousand, consisting of assembled workforce and acquisition costs, which are no longer defined as an acquired intangible under SFAS 142, to goodwill. Accordingly, there was no amortization of assembled workforce and acquisition costs recognized during the nine months ended October 31, 2002.

        The following table presents a reconciliation of previously reported net loss and net loss per share to the amounts adjusted to exclude goodwill and acquired workforce amortization (in thousands, except per share data):

	Three Months Ended October 31,		Nine Months Ended October 31,
	2002	2001	2002	2001
Net loss:
As reported	$(12,685)	$(6,785)	$(25,713)	$(21,060)
Goodwill amortization	—	1	—	3
Workforce amortization	—	74	—	222
Acquisition costs amortization	—	21	—	63

As adjusted	$(12,685)	$(6,689)	$(25,713)	$(20,772)

Basic and diluted net loss per share:
As reported	$(0.44)	$(0.26)	$(0.90)	$(0.81)
Goodwill amortization	—	—	—	—
Workforce amortization	—	0.01	—	0.01
Acquisition costs amortization	—	—	—	—

As adjusted	$(0.44)	$(0.25)	$(0.90)	$(0.80)

9.    Intangible Assets:

        The following table provides a summary of the carrying amount of intangible assets that will continue to be amortized and excludes amounts originally allocated to an intangible asset representing the value of the assembled workforce:

        Intangible assets subject to amortization were as follows (in thousands):

October 31, 2002	Cost	Accumulated Amortization	Net
Licensed intellectual property	$3,159	$(11)	$3,148
Core technology	1,800	(500)	1,300
Developed technology	550	(333)	217
Patents	1,697	(1,573)	124

	$7,206	$(2,417)	$4,789

January 31, 2002	Cost	Accumulated Amortization	Net
Licensed intellectual property	$1,811	$(327)	$1,484
Core technology	1,800	(49)	1,751
Developed technology	900	(38)	862
Customer relationships	700	(19)	681
Patents	1,690	(1,256)	434
Assembled workforce	1,179	(885)	294
Acquisition costs	354	(265)	89
Other	114	(4)	110

	$8,548	$(2,843)	$5,705

        Amortization expense for other intangible assets was $450 thousand and $1,452 thousand for the three and nine months ended October 31, 2002, respectively. The estimated annual amortization expense for other intangible assets is $423 thousand for the remaining quarter of fiscal 2003, $1,823 thousand for the fiscal year ended January 31, 2004, $1,603 thousand for the fiscal year ended January 31, 2005, and $939 thousand for the fiscal year ended January 31, 2006.

        The Company wrote off licensed intangible properties with a net book value of $531 thousand relating to licensed intellectual property that was no longer used by the Company in the first quarter of fiscal 2003.

        During the third quarter of fiscal 2003, the Company determined that certain intangible assets purchased as part of the LinkUp Systems Corporation acquisition completed in December 2001 were impaired and recorded a total impairment charge of $873 thousand during the period. Of the total impairment charge, $367 thousand related to impairment of certain acquired intangibles that were capitalized relating to developed technology. The impairment was caused by a decline in the related sales forecasts of products associated with the intangibles. The impairment charge relating to developed technology is included in the cost of sales section of the consolidated statements of operations. In addition, the Company also recorded a $506 thousand impairment charge with respect to intangibles relating to customer relationships. Several key customers with whom the Company was engaged have abandoned their related product plans, which led to the impairment. The impairment charge relating to customer relationships is included in the operating expenses section of the consolidated statements of operations.

10.  Wafer Purchase Agreement Restructuring Liability:

        In January 2001, the Company extended its wafer supply agreement with Infineon Technologies AG of Germany ("Infineon") through fiscal 2004 to ensure future wafer supply for the Company's new product efforts. The terms of the agreement provided that NeoMagic would make use of Infineon's 0.20 micron and 0.17 micron embedded DRAM (eDRAM) process technologies. The agreement also provided for access to additional capacity and to more advanced process technologies to be developed by Infineon. NeoMagic provided $15 million in guarantees towards its wafer purchases over the term of the agreement. The amount of guarantee is included as restricted cash on the balance sheet at January 31, 2002. At the end of fiscal year 2002, due to uncertainties over Infineon's continued eDRAM product development, the Company decided not to use Infineon's eDRAM technology for its future production. Discussions commenced between NeoMagic and Infineon on restructuring the wafer supply agreement with the intent to release NeoMagic from the related guarantee. During the nine-month period ended October 31, 2002, the Company has recorded $3.6 million in charges, which reflects the value of the final settlement. These amounts are shown on the Consolidated Condensed Statements of Operations as a special charge for the nine months ended October 31, 2002. As a result of the settlement, $15.0 million of restricted cash was released and reclassified to cash and cash equivalents on the Consolidated Condensed Balance Sheet.

11.  Obligations Under Capital Leases:

        In October 2002, the Company entered into a capital lease to finance software licenses used in the design of semiconductors. Obligations under capital leases represent the present value of future payments under the lease agreements. Property, plant and equipment includes the following amounts for leases that have been capitalized:

October 31,	2002	2001
	(in thousands)
Net property, plant and equipment under capital lease	$1,589	$—

        These amounts will be amortized over a three-year period.

        Future minimum payments under the capital leases consist of the following at October 31, 2002:

Fiscal year ending January 31,	(in thousands)
2003	$262
2004	843
2005	843
2006	422

Total minimum lease payments	2,370
Amount representing interest	269

Present value of net minimum lease payments	2,101
Less current portion	744

Long-term portion	$1,357

12.  Unaudited Pro Forma Information:

        The consolidated statements of operations of NeoMagic presented throughout this report include the operating results of LinkUp Systems from the date of acquisition, December 18, 2001. The following pro forma information for the nine months ended October 31, 2001 is presented as if the acquisition of LinkUp was consummated at the beginning of fiscal 2002. This unaudited pro forma data does not purport to represent the Company's actual results of operations had the LinkUp acquisition occurred at the beginning of fiscal 2002 and should not serve as a forecast of the Company's operating results for any future periods.

        The pro forma information for October 31, 2001 is based on historical results of operations of NeoMagic for the nine month period ended October 31, 2001 and historical results of LinkUp from January 1, 2001 to October 31, 2001 (in thousands, except per share data).

	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2001
Pro forma net sales	$536	$1,711
Pro forma net loss	$(8,524)	$(26,277)
Pro forma basic and diluted net loss per share	$(0.31)	$(0.95)

13.  Significant Customers and Export Sales

        Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States, and foreign system manufacturers that sell to United States-based OEMs) accounted for 90% and 73% of net sales in the three months ended October 31, 2002 and 2001, respectively. Export sales accounted for 89% and 92% of net sales in the nine months ended October 31, 2002 and 2001, respectively. All sales transactions were denominated in United States dollars.

        Four customers accounted for 46%, 15%, 14%, and 10% of net sales for the three months ended October 31, 2002. One customer accounted for 87% of net sales for the three months ended October 31, 2001. Four customers accounted for 21%, 20%, 20%, and 20% of net sales for the nine months ended October 31, 2002. Four customers accounted for 41%, 23%, 17% and 11% of net sales for the nine months ended October 31, 2001.

        In some cases in Japan and Asia, NeoMagic sells its products through distributors. In these cases, "customers" are the distributors, not the original equipment manufacturer that actually uses the NeoMagic chip in its device. For instance, Sony Japan uses the NeoMagic NMC 1121 (companion chip) in two of its CLIE PDAs. However, the revenue is recognized as revenue from Macnica, NeoMagic's Japanese distributor. This revenue accounts for 46% of NeoMagic's revenue in the third quarter. In short, revenue from products that are sold to OEMs outside of the United States is added together according to the distributor who sold the product. Each distributor is then considered a "customer" and this total is assigned to that customer/distributor.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
NeoMagic Corporation

        We have audited the accompanying consolidated balance sheets of NeoMagic Corporation as of January 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeoMagic Corporation at January 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Jose, California
February 15, 2002

NEOMAGIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended January 31,
	2002	2001	2000
	(in thousands, except per share data)
Net sales	$385	$75,806	$259,698
Cost of sales(1)	27	61,328	181,332

Gross margin	358	14,478	78,366
Operating expenses:
Research and development(2)	25,201	27,524	37,956
Sales, general and administrative(3)	8,028	13,068	18,506
Acquired in-process research and development	700	—	5,348

Total operating expenses	33,929	40,592	61,810
Income (loss) from operations	(33,571)	(26,114)	16,556
Income, net of expenses, from the sale of DVD assets	—	6,494	—
Interest and other income	3,488	5,987	3,793
Interest expense	(12)	(263)	(838)

Income (loss) before income taxes	(30,095)	(13,896)	19,511
Income tax provision (benefit)	(1,130)	(5,481)	6,806

Net income (loss)	$(28,965)	$(8,415)	$12,705

Basic net income (loss) per share	$(1.10)	$(.33)	$.51
Diluted net income (loss) per share	$(1.10)	$(.33)	$.49
Weighted common shares outstanding	26,311	25,737	24,898
Weighted common shares outstanding assuming dilution	26,311	25,737	25,834

(1)
Includes $0, $44, and $7 in amortization of deferred stock compensation in fiscal 2002, 2001, and 2000, respectively.

(2)
Includes $2,072, $2,025, and $180 in amortization of deferred stock compensation in fiscal 2002, 2001, and 2000, respectively.

(3)
Includes $708, $573, and $380 in amortization of deferred stock compensation in fiscal 2002, 2001, and 2000, respectively.

See accompanying notes.

NEOMAGIC CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31,
	2002	2001
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$38,996	$72,852
Short-term investments	32,914	34,917
Accounts receivable, less allowance for doubtful accounts of $0 at January 31, 2002 and $147 at January 31, 2001	125	333
Inventory	78	—
Income tax receivable	3,303	1,956
Other current assets	3,005	3,003

Total current assets	78,421	113,061
Property, plant and equipment, net	3,734	5,770
Restricted cash	15,000	—
Deferred tax assets	—	791
Employee notes receivable	1,300	600
Goodwill and other intangibles, net	6,101	2,976
Other assets	3,753	567

Total assets	$108,309	$123,765

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,147	$3,675
Compensation and related benefits	1,253	2,021
Income taxes	3,934	—
Deferred rent	582	475
Deferred gain on the sale of DVD assets	1,580	750
Advances from customers	4	510
Other accruals	603	864

Total current liabilities	10,103	8,295
Commitments and contingencies
Stockholders' equity:
Non-cumulative convertible preferred stock, $.001 par value:
Authorized shares—2,000,000
Issued and outstanding shares—none at January 31, 2002 and 2001	—	—
Common stock, $.001 par value:
Authorized shares—60,000,000
Issued and outstanding shares—28,008,924 at January 31, 2002 and 25,891,308 at January 31, 2001	28	26
Additional paid-in-capital	86,436	76,868
Notes receivable from stockholders	—	(511)
Deferred compensation	(2,004)	(3,585)
Accumulated other comprehensive income (loss)	19	(20)
Retained earnings	13,727	42,692

Total stockholders' equity	98,206	115,470

Total liabilities and stockholders' equity	$108,309	$123,765

See accompanying notes.

NEOMAGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended, January 31	2002	2001	2000
	(in thousands)
Operating activities
Net income (loss)	$(28,965)	$(8,415)	$12,705
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	3,709	4,900	5,368
Loss on disposal of property, plant and equipment	79	846	—
Amortization of deferred compensation	2,780	2,583	567
Write-off of in-process research and development	700	—	5,348
Income, net of expenses, on the sale of DVD assets	—	(6,494)	—
Deferred taxes	791	243	267
Changes in operating assets and liabilities:
Accounts receivable	298	18,656	374
Inventory	—	13,184	5,862
Other current assets	(862)	(2,039)	244
Restricted cash	(15,000)	—	—
Other assets	3	232	(600)
Accounts payable	(2,088)	(17,565)	(10,056)
Compensation and related benefits	(880)	(965)	(1,060)
Income taxes payable	3,934	(2,207)	(852)
Tax benefit from employee stock options	—	298	1,022
Other accruals	132	(485)	458

Net cash provided by (used for) operating activities	(35,369)	2,772	19,647

Investing activities
Net proceeds from the sale of DVD assets	—	10,091	—
Purchases of property, plant and equipment	(1,492)	(2,255)	(7,403)
Purchases of short-term investments	(57,652)	(63,666)	(158,385)
Maturities of short-term investments	59,694	92,158	151,053
Purchase of the Optical Drive Development Group	—	—	(3,901)
Purchase of ACL	—	—	(6,523)

Net cash provided by (used for) investing activities	550	36,328	(25,159)

Financing activities
Payments on lease obligations	—	(154)	(548)
Net proceeds from issuance of common stock, net of repurchases	852	795	2,497
Repayment on notes receivable from stockholders	111	14	29

Net cash provided by financing activities	963	655	1,978

Net increase (decrease) in cash and cash equivalents	(33,856)	39,755	(3,534)
Cash and cash equivalents at beginning of period	72,852	33,097	36,631

Cash and cash equivalents at end of period	$38,996	$72,852	$33,097

See accompanying notes.

NEOMAGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

						Accumulated Other Comprehensive Income (Loss)
	Common Stock			Notes Receivable from Stockholders
			Additional Paid-in Capital		Deferred Compensation		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount
	(in thousands, except share data)
Balance at January 31, 1999	24,890,291	$25	$67,286	$(554)	$(1,764)	—	$38,402	$103,395

Exercise of warrants	86,788	—	—	—	—	—	—
Issuance of warrant	—	—	313	—	—	—	—	313
Issuance of common stock under stock option plan	404,418	—	900	—	—	—	—	900
Issuance of common stock under employee stock purchase plan	189,279	—	1,296	—	—	—	—	1,296
Repurchase of common stock at cost	(35,207)	—	(12)	—	—	—	—	(12)
Payment on promissory notes	—	—	—	29	—	—	—	29
Reduction of unamortized deferred compensation on unvested options due to employee terminations	—	—	(123)	—	123	—	—	—
Amortization of deferred compensation relating to stock options	—	—	—	—	567	—	—	567
Tax benefit attributable to stock options	—	—	1,022	—	—	—	—	1,022
Net income and Comprehensive income	—	—	—	—	—	—	12,705	12,705

Balance at January 31, 2000	25,535,569	$25	$70,682	$(525)	$(1,074)	—	$51,107	$120,215

Issuance of common stock under stock option plan	209,572	1	339	—	—	—	—	340
Issuance of common stock under employee stock purchase plan	199,732	—	509	—	—	—	—	509
Repurchase of common stock at cost	(53,565)	—	(54)	—	—	—	—	(54)
Payment on promissory notes	—	—	—	14	—	—	—	14
Reduction of unamortized deferred compensation on unvested options due to employee terminations	—	—	(1,687)	—	1,687	—	—	—
Addition to deferred compensation relating to stock options	—	—	6,781	—	(6,781)	—	—	—
Amortization of deferred compensation relating to stock options	—	—	—	—	2,583	—	—	2,583
Tax benefit attributable to stock options	—	—	298	—	—	—	—	298
Net loss	—	—	—	—	—	—	(8,415)	(8,415)
Change in unrealized loss on investments	—	—	—	—	—	(20)	—	(20)

Total comprehensive loss	—	—	—	—	—	—	—	(8,435)

Balance at January 31, 2001	25,891,308	$26	$76,868	$(511)	$(3,585)	$(20)	$42,692	$115,470

Issuance of common stock under stock option plan	316,326	—	328	—	—	—	—	328
Issuance of common stock under employee stock purchase plan	201,290	—	524	—	—	—	—	524
Issuance of common stock for acquisition	1,600,000	2	5,006	—	—	—	—	5,008
Repayment of note receivable	—	—	—	111	—	—	—	111
Reclassification of notes receivable related to mature shares to employee receivable	—	—	—	400	—	—	—	400
Reduction of unamortized deferred compensation on unvested options due to employee terminations	—	—	(596)	—	596	—	—	—
Addition to deferred compensation relating to stock options	—	—	345	—	(345)	—	—	—
Amortization of deferred compensation relating to stock plans	—	—	—	—	2,780	—	—	2,780
Fair value of options issued in connection with acquisition	—	-	3,961	—	(1,450)	—	—	2,511
Net loss	—	—	—	—	—	—	(28,965)	(28,965)
Change in unrealized gain on investments	—	—	—	—	—	39	—	39

Total comprehensive loss	—	—	—	—	—	—	—	(28,926)

Balance at January 31, 2002	28,008,924	$28	$86,436	$—	$(2,004)	$19	$13,727	$98,206

See accompanying notes.

NEOMAGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        NeoMagic Corporation (the "Company") was incorporated in 1993 in California and reincorporated in Delaware in February 1997. The Company pioneered the integration of DRAM, complex logic and analog circuits into a single integrated circuit. The Company designs, develops and markets high-performance semiconductor solutions for sale to original equipment manufacturers ("OEMs") of Handheld Internet Appliances. The first commercial application of the Company's technology was in the multimedia accelerator market for notebook PCs.

Basis of Presentation

        The Company's fiscal year generally consists of a fifty-two week period ending on the Sunday closest to the January month end. Fiscal year 2000 ended on January 30, 2000. Fiscal year 2001 ended on January 28, 2001. Fiscal 2002 ended on January 27, 2002. For convenience, the accompanying consolidated financial statements have been presented as ending on the last day of the January calendar month.

        The consolidated financial statements of NeoMagic include the operating results of LinkUp since the effective date of acquisition of December 18, 2001 and also include the operating results of ACL Israel and Mitel since the effective date of acquisition in February 1999.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates include those relating to determination of net realizable value of inventories and accounts receivable, useful lives of purchased intangibles, realizability of deferred tax assets, as well as the assessment of impairment of goodwill, intangibles and other long lived assets. Actual results could differ from those estimates.

Foreign Currency Transactions

        Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Local currencies are considered to be the functional currencies for the Company's non-U.S. subsidiaries. Translation adjustments are included in shareholders' equity in the consolidated balance sheet caption "Accumulated other comprehensive income (loss)." Foreign currency transaction gains and losses are included in results of operations as incurred, and have not been significant to the Company's operating results in any fiscal year. The effect of foreign currency rate changes on cash and cash equivalents is not material.

Derivative Financial Instruments

        In the past, the Company utilized derivative financial instruments to hedge wafer inventory purchases, which were priced in yen. The Company did not utilize derivative financial instruments in fiscal 2002. The Company has utilized foreign currency forward contracts to minimize foreign currency fluctuation exposures related to these purchase commitments. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policy for these instruments is based on the Company's designation of such instruments as a hedge transaction. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts that are designated as hedges, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on any instrument not meeting the above criteria would be recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period.

        The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, employee receivables, income tax receivables, accounts payable and income tax payables. The Company believes all of the financial instruments' recorded values approximate current values because of the short-term nature of these instruments.

Cash and Cash Equivalents

        All highly liquid investments purchased with an original maturity of 90 days or less are considered cash equivalents. Investments with an original maturity of greater than 90 days, but less than one year, are classified as short-term investments.

        The Company accounts for investments in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, investments in marketable equity securities and debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized to interest income over the life of the investment. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value. Unrealized gains or losses on available-for-sale securities are included, net of tax, in stockholders' equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method.

        All cash equivalents and short-term investments are classified as available-for-sale and are recorded at fair market value. All available-for-sale securities have maturity dates of less than one year from the balance sheet dates. For all classifications of securities, cost approximates fair market value as of January 31, 2002 and 2001, and consists of the following (in thousands):

	January 31,
	2002	2001
Cash and cash equivalents:
Money market funds	$22,990	$5,217
Commercial paper	11,785	63,057
U.S. Government agencies	2,001	2,993
Nations treasury reserves	569
Certificates of deposit	—	1,004
Bank accounts	1,651	581

Total	$38,996	$72,852

Short-term investments:
Medium term notes	—	4,066
Commercial paper	2,996	17,682
Corporate notes	13,995	2,038
Auction rate securities	7,604	—
U.S. Government agencies	8,319	9,097
Municipal bonds	—	2,034

Total	$32,914	$34,917

        Gross realized and unrealized gains and losses on available-for-sale securities in fiscal 2002, 2001 and 2000 were immaterial.

Inventory

        Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method. The Company writes down the inventory value for estimated excess and obsolete inventory, based on management's assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. As of January 31, 2002, the entire inventory balance consisted of finished goods inventory.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the respective assets, generally three to five years or, in the case of property under capital leases, over the lesser of the useful life of the assets or lease term.

        Property, Plant and Equipment consists of the following (in thousands):

	January 31,
	2002	2001
Property, plant and equipment:
Computer equipment and software	$11,890	$10,574
Furniture and fixtures	2,122	2,102
Machinery and equipment	1,069	998

Total	15,081	13,674
Less accumulated depreciation and amortization	(11,347)	(7,904)

Property, plant and equipment, net	$3,734	$5,770

Goodwill and Other Acquired Intangibles

        The Company has total goodwill and other acquired intangibles from the acquisitions of ACL of Israel and LinkUp Systems Corporation, and from other licensed technologies of $9.5 million and $3.0 million at January 31, 2002 and January 31, 2001, respectively. Intangible assets include goodwill, assembled workforce, customer relationships, developed technology, core technology, internal use software, and licensed technology which are capitalized at cost and amortized on the straight-line basis over their estimated useful lives, ranging between two and four years. Goodwill from the ACL purchase is amortized over four years. Goodwill from the LinkUp acquisition in December 2001 is not amortized, in accordance with the non-amortization provisions of FAS 142. Total accumulated amortization recorded on goodwill and other acquired intangibles was $7.2 million and $5.6 million as of January 31, 2002 and January 31, 2001, respectively.

If facts and circumstances indicate that the goodwill or other intangible assets may be impaired, an evaluation of continuing value would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to their carrying amount to determine if a write down to fair value is required.

        Starting in fiscal 2003, NeoMagic will adopt FAS 142 (see "recent accounting pronouncements" section below). Intangible assets relating to assembled workforce and customer relationships will be reclassified as goodwill, which will cease to be amortized and be subject to periodic impairment tests.

Revenue Recognition

        The Company recognizes revenue from product sales when the products are shipped to the customer, title has transferred, and no significant obligations remain. In addition, the Company requires the following criteria to be met prior to recognizing revenue: (i) execution of a written customer order, (ii) delivery of the product, (iii) fee is fixed and determinable, and (iv) collectibility of the proceeds is probable. The Company's shipment terms are typically FOB shipping point.

        With respect to products shipped to distributors, the Company generally defers recognition of product revenue until the distributors sell its products to their customers. On occasion, however, the Company may sell products with "End of Life" status to its distributors under special arrangements without any price protection or return privileges for which the Company recognizes revenue upon transfer of title, typically upon shipment.

        At the end of each accounting period, we make a determination of certain factors including sales returns and allowances, which could affect the amount of revenue recorded for the period. Sales returns provisions include considerations for known but unprocessed sales returns and estimation for unknown returns based on our historical experiences.

Concentration of Credit Risk

        The Company's historical sales have been to PC notebook OEMs as well as to third-party system manufacturers who design and manufacture PC notebooks on behalf of the brand name OEMs. The Company expects to sell its future products to Handheld Internet Appliance OEMs as well as to third-party system manufacturers who design and manufacture Handheld Internet Appliances on behalf of the brand name OEMs. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances.

Earnings per Share

        Basic earnings per share represents the weighted average common shares outstanding during the period and excludes any dilutive effects of options, warrants, and convertible securities. The dilutive effects of options, warrants and convertible securities are included in diluted earnings per share in profitable periods, but are excluded in loss periods.

Comprehensive Income (Loss)

        Unrealized gains or losses on the Company's available for-sale securities are included in comprehensive income (loss) and reported separately in stockholders' equity.

Research and Development Costs
Research and development costs are charged to expense when incurred.

Advertising Costs.

        The Company expenses advertising costs as incurred. Advertising expenses were approximately $12,000, $63,000 and $78,000 in fiscal 2002, 2001 and 2000, respectively.

Segment Information

        The Company has one operating segment by which the chief operating decision maker evaluates performance and allocates resources. The majority of the Company's net sales to date have been derived from the sale of multimedia accelerators. The Company expects to continue to have one operating segment through at least fiscal 2003.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." FAS No. 144 supercedes FAS No. 121, "Accounting for the Impairment of Long-lived Assets and Assets to be Disposed of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of FAS No. 144 will be effective for fiscal years beginning after December 15, 2001. The effect of adopting FAS No. 144 has been evaluated by the Company, and is not expected to have a material adverse effect on the Company's financial position or results of operations.

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

        The Company will apply Statement 142 beginning in the first quarter of 2003. Application of the non-amortization provisions of Statement 142 will reduce amortization expense in fiscal 2003. The Company will reclassify certain intangible assets, as prescribed by Statement 142, to goodwill at the date of adoption. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of February 1, 2002 in the first quarter of 2003. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle by the second quarter of 2003.

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 137, establishes methods for recording derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As required, the Company adopted SFAS 133 effective February 1, 2001. Because NeoMagic does not currently hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS 133, as amended by SFAS 137, did not have a significant impact on its consolidated financial position or results of operations.

        In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. The Company adopted SAB 101 in fiscal 2001, and it did not have a material effect on the Company's financial position or results of operations.

2.    ACQUISITIONS AND DIVESTITURES

        In December 2001, NeoMagic Corporation completed the acquisition of certain assets, customer contracts, and intellectual properties of LinkUp Systems Corporation of Santa Clara, California, in exchange for 1,600,000 shares of NeoMagic Common Stock valued at $3.13 per share. This transaction was accounted for as a purchase. The total purchase price was approximately $9.2 million and consisted of the fair market value of NeoMagic's common stock issued of $5.0 million, the fair market value of NeoMagic common stock options issued of $3.9 million and estimated direct transaction costs of $0.3 million.

        The purchase price has been preliminarily allocated to intangible assets and in-process research and development based on valuation reports prepared by the specialists.

        The excess purchase price over the estimated fair value of net tangible liabilities of $1.0 million has been allocated to intangible assets, primarily consisting of customer relationships ($0.7 million), developed technology ($0.9 million), core technology and aquired technology licenses ($2.5 million), internally developed software ($0.1 million), deferred compensation ($1.5 million) and goodwill ($3.8 million). The deferred compensation of $1.5 million was recorded to reflect the intrinsic value of in-the-money NeoMagic common stock options granted to employees, who, as a condition to the closing of purchase agreement, agreed to join NeoMagic. Amortization expense associated with the in-the-money options will be incurred over the year subsequent to the acquisition date. In addition to the intangible assets acquired and deferred compensation, the Company recorded a $0.7 million charge, representing the write-off of acquired in-process research and development ("IPR&D"). The following intangibles with definite lives are amortized on a straight-line basis over the following periods, which approximate their useful lives:

Customer relationships	3 years
Developed technology	2 years
Core technology	3 years

        The Company completed two acquisitions in February 1999. The Company acquired the operations of ACL of Tel Aviv, Israel from Robomatix Technology Ltd. for $6.0 million in cash and warrants to purchase up to 100,000 shares of NeoMagic common stock over a period of five years, at an exercise price of $20 per share. The Company also acquired the operations of the Optical Drive Development Group of Mitel Corporation for $4.0 million in cash. Both acquisitions were accounted for as purchases.

        For the ACL transaction, the excess purchase price over the estimated fair value of net tangible assets was allocated to intangible assets, primarily consisting of patents ($1.5 million), assembled workforce ($1.2 million), and goodwill ($0.2 million). In addition to the intangible assets acquired, the Company recorded a $3.3 million charge, representing the write-off of acquired IPRD.

        For the Mitel transaction, the excess purchase price over the estimated fair value of net tangible assets acquired was allocated to intangible assets, primarily consisting of patents ($1.2 million), assembled workforce ($0.2 million), and goodwill ($0.4 million). In addition to the intangible assets acquired, the Company recorded a $2.0 million charge, representing the write-off of acquired IPRD.

        In fiscal year 2000, the Company decided not to pursue the further development of technologies acquired from Mitel for the DVD market. In April 2000, pursuant to an asset purchase agreement, the Company sold the principal assets of the DVD product group to LSI Logic ("Buyer"). The assets primarily consisted of fixed assets and intangible assets. In exchange for the assets sold to the Buyer, the Company received $11.7 million in a lump-sum cash payment. An additional $2.3 million was contingent on the Company's performance of certain obligations related to the transfer of licenses with third parties to the Buyer. The Company wrote-off approximately $3.6 million in capitalized intellectual property, fixed assets and prepaid expenses related to the DVD product group, which was transferred to the Buyer. In addition, the Company accrued approximately $0.6 million in transaction costs and approximately $2.3 million in retention packages for the affected employees during the first quarter of fiscal 2001. During the second quarter of fiscal 2001, the Company incurred additional costs of $0.3 million. During the third quarter of fiscal 2001, the Company received a $1.5 million cash payment which was previously contingent on the Company's performance of certain obligations related to the transfer of licenses with third parties to the Buyer. As a result, the Company has recorded a total pre-tax gain of approximately $6.5 million on the sale, which is recorded in Income, net of expenses, from the sale of DVD assets on the Consolidated Condensed Statements of Operations for the fiscal year ended January 31, 2001. In the first quarter of fiscal 2003 the Company received a $1.6 million cash payment previously contingent on the transfer of licenses with third parties to the buyer. The Company had recorded $0.8 million as a receivable shown in other current assets and deferred revenue, in fiscal 2001. The Company recorded the additional $0.8 million as a receivable shown in other current assets and deferred revenue as of January 31, 2002 on the Consolidated Balance Sheet. The gain will be recorded in the first quarter of 2003, during the period in which the claim was settled and the cash was received.

3.    RESTRUCTURING

        In March 2001, the Company reduced its workforce in the U.S. by 18 and in Israel by 25 to be more in-line with its plans for fiscal year 2002. The Company accrued severance charges of $0.7 million associated with the reduction in workforce during the first quarter of fiscal 2002 and made cash payments of $0.4 million in connection with this restructuring activity. During the second quarter of fiscal 2002 the Company completed the restructuring activity by making additional cash payments of $0.4 million of which $0.3 million was charged against the accrual and $0.1 million was expensed.

4.    EARNINGS (LOSS) PER SHARE

        Per share information is as follows:

	Year Ended January 31,
	2002	2001	2000
	(in thousands except per share data)
Numerator:
Net income (loss)	$(28,965)	$(8,415)	$12,705

Denominator:
Denominator for basic earnings (loss) per Share—weighted-average shares	26,311	25,737	24,898
Effect of dilutive securities:
Employee stock options	—	—	936
Warrants	—	—	—
Convertible preferred stock	—	—	—

Dilutive potential common shares	—	—	936

Denominator for diluted earnings (loss) per
Share—adjusted weighted-average Shares and assumed conversions	26,311	25,737	25,834

Basic earnings (loss) per share	$(1.10)	$(.33)	$.51
Diluted earnings (loss) per share	$(1.10)	$(.33)	$.49

        For fiscal years 2002 and 2001 basic earnings per share equals diluted earnings per share due to the net loss for the year.

5.    DERIVATIVE FINANCIAL INSTRUMENTS

        All of the Company's sales and the majority of its purchases have been denominated in U.S. dollars. However, in the past the Company's wafer purchases have been denominated in Japanese yen. The Company entered into foreign exchange forward contracts to hedge this foreign currency exposure. There were no outstanding foreign currency forward contracts at January 31, 2002 and January 31, 2001 and there were no foreign currency forward contracts entered into in fiscal 2002. The Company does not enter into speculative foreign exchange contracts to profit on exchange rate fluctuations.

6.    UNAUDITED PRO FORMA INFORMATION

        The consolidated statements of operations of NeoMagic presented throughout this report include the operating results of LinkUp Systems from the date of acquisition, December 18, 2001. The following pro forma information for fiscal 2002 and fiscal 2001 are presented as if the acquisition of LinkUp was consummated on February 1, 2000. This unaudited pro forma data does not purport to represent the Company's actual results of operations had the LinkUp acquisition occurred on February 1, 2000, and should not serve as a forecast of the Company's operating results for any future periods.

        NeoMagic recorded deferred compensation of approximately $1.5 million at the acquisition date, representing the intrinsic value of in-the-money NeoMagic common stock options granted to founders and employees of LinkUp who, as a condition to the closing of the purchase agreement, agreed to join NeoMagic. These options will be amortized over twelve months based on their respective vesting schedules. Accordingly, amortization expense associated with the in-the-money options has only been included in the pro forma adjustments for fiscal year 2001.

        The pro forma information for fiscal 2002 is based on historical results of operations of NeoMagic for the year ended January 31, 2002 and historical results of LinkUp from January 1, 2001 to December 17, 2001. The pro forma information for fiscal 2001 is based on historical results of operations of NeoMagic and LinkUp for the respective entities twelve month periods ended January 31, 2001 and December 31, 2000.

	Year Ended January 31,
	2002	2001
	(in thousands, except per share data)
Net sales	$1,941	$76,716
Loss from operations	(38,864)	(34,386)
Net loss	(34,184)	(16,259)
Basic and diluted net loss per share from operations	$(1.41)	$(1.26)
Basic and diluted net loss per share	$(1.24)	$(0.59)

7.    INCOME TAXES

        Income (loss) before taxes and the provision (benefit) for income taxes in fiscal 2002, 2001 and 2000 consists of the following:

	Year Ended January 31,
	2002	2001	2000
	(in thousands)
Income (loss) before taxes
U. S.	$(23,325)	$(30,250)	$11,079
Foreign	(6,770)	16,354	8,432

Total income (loss) before taxes	$(30,095)	$(13,896)	$19,511
Provision (benefit) for taxes
Current:
Federal	$(2,800)	$(5,757)	$6,006
State	—	76	—
Foreign	(9)	—	—

	$(2,809)	$(5,681)	$6,006
Deferred:
Federal	$1,679	$200	$310
State	—	—	490

	1,679	200	800

Total provision (benefit) for income taxes	$(1,130)	$(5,481)	$6,806

        The tax benefit associated with dispositions from employee stock plans reduce taxes currently payable for 2002, 2001, and 2000, by $0 million, $0.3 million, and $1.0 million, respectively. Such benefits are credited to additional paid-in-capital when realized.

        The Company's income tax provision (benefit) differs from the federal statutory rate of 35% due to the following:

	Year Ended January 31,
	2002	2001	2000
	(in thousands except percentages)
Pretax income (loss)	$(30,095)	$(13,896)	$19,511
Federal statutory rate	35%	35%	35%
Expected tax (benefit)	(10,534)	(4,864)	6,829
State taxes (net of federal benefit)	—	130	130
Utilization of research and development tax credits	—	(1,000)	(1,521)
Change in valuation allowance	1,061	(700)	1,761
Foreign taxes	—	76
Net operating loss not currently benefited	7,412
Non-deductible amortization of deferred compensation	924	792	198
Other	7	85	(591)

Provision for income taxes	$(1,130)	$(5,481)	$6,806

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended January 31,
	2002	2001	2000
	(in thousands)
Deferred tax assets:
Net operating loss carry forward	4,800	—	—
Research and development credit	3,264	—	—
Alternative minimum tax credit	320	—	—
Acquisition costs	1,540	1,443	2,255
Reserves and accruals	1,645	888	1,244
Other	(15)	406	138

Total deferred tax assets	11,554	2,737	3,637
Valuation allowance	(11,554)	(1,061)	(1,761)

Net deferred tax assets	—	$1,676	$1,876

        Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences and from net operating loss and tax credit carryforwards. At January 31, 2002, the Company has provided a valuation allowance of $11.6 million equal to its total deferred tax assets due to uncertainties surrounding their realization. The valuation allowance increased by $10.5 million in 2002, decreased by $0.7 million in 2001 and increased by $1.8 million in 2000.

        A portion of the net deferred tax assets has been included in other current assets in fiscal year 2001 and 2000.

        As of January 31, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $12 million. The federal net operating loss will expire in fiscal year 2021. The Company also had research and development credit carryforwards for federal income tax purposes of approximately $1.3 million, which expire in fiscal years 2020 through 2022 and for California income tax purposes of approximately $2 million. Utilization of the Company's federal net operating loss and research credit carryforwards will be subject to an annual limitation due to the "change of ownership" provisions of the Tax Reform Act of 1986. The annual limitation may result in the expiration of net operating loss and research credit carryforwards before utilization.

8.    STOCKHOLDERS' EQUITY

Warrants

        The Company granted warrants in connection with the acquisition of Associative Computing Ltd. in February 1999. The warrants are for the purchase of 100,000 shares of NeoMagic common stock at an exercise price of $20 per share and are fully transferable. The warrants are exercisable, in whole or in part, for five years after February 1999, and the shares which will be issued upon the exercise of the warrants shall be freely tradable as of the date of exercise, except that commencing February 1999 warrants to purchase 50,000 shares are subject to a six month lock-up period, and 50,000 shares are subject to a one year lock-up period. As of January 31, 2002, none of these warrants were exercised.

Stock Plan

        In accordance with the 1993 Stock Plan (the "Plan") the Board of Directors may grant incentive stock options, nonstatutory stock options and stock purchase rights to employees, consultants and directors. The Company reserved 7,775,000 shares of common stock for issuance under the Plan. In June 1998, an additional 875,000 shares were approved by the Shareholders of the Company at the Annual Shareholders meeting, in June 1999 an additional 875,000 shares were approved by the Shareholders of the Company at the Annual Shareholders meeting, and in June 2001 an additional 500,000 shares were approved by the Shareholders of the Company at the Annual Shareholders meeting bringing the total reserved under the Plan to 10,025,000 shares. Unless terminated sooner, the Plan will terminate automatically in December 2003. The Board of Directors determines vesting provisions for stock purchase rights and options granted under the Plan. Stock options expire no later than ten years from the date of grant. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a thirty-day period or they are forfeited. Certain of the options and stock purchase rights are exercisable immediately upon grant. However, common shares issued on exercise of options prior to vesting are subject to repurchase by the Company. As of January 31, 2002, no shares of common stock were subject to this repurchase provision. Other options granted under the Plan are exercisable during their term in accordance with the vesting schedules set forth in the option agreement.

        Under the 1998 Nonstatutory Stock Option Plan, the Board of Directors may grant nonstatutory stock options to employees, consultants and directors. The Company reserved 2,500,000 shares of common stock for issuance under the Plan. In May 1999, an additional 2,500,000 shares were approved by the Board of Directors of the Company, bringing the total reserved under the Plan to 5,000,000 shares. Unless terminated sooner, the Plan will terminate automatically in June 2008.

        A summary of the Company's stock option activity, and related information for the three years ended January 31, 2002 follows:

	Number of Shares Outstanding (Options)	Weighted Average Exercise Price
Balance at January 31, 1999	4,331,345	$9.30
Granted	3,895,475	8.28
Exercised	(404,418)	2.24
Canceled	(1,378,002)	9.34

Balance at January 31, 2000	6,444,400	$9.10
Granted	5,546,700	2.61
Exercised	(209,572)	1.62
Canceled	(4,669,782)	8.92

Balance at January 31, 2001	7,111,746	$4.37

Granted	2,581,076	2.54
Exercised	(316,326)	1.03
Canceled	(1,438,707)	5.77

Balance at January 31, 2002	7,937,789	$3.64

        At January 31, 2002, options to purchase 2,949,608 shares of common stock were vested at prices ranging from $0.28 to $22.44 and 2,616,132 shares of common stock were available for future grants under the Plan.

        The following table summarizes information about stock options outstanding at January 31, 2002:

	Options outstanding and exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.28—$0.28	3,500	3.44	$0.28	3,500	$0.28
$0.80—$1.00	1,955,423	8.85	0.99	1,192,574	0.99
$1.39—$2.97	1,349,025	8.58	2.65	834,261	2.80
$2.97—$3.15	1,183,804	9.87	3.15	833	3.15
$3.19—$3.22	1,184,550	8.61	3.22	1,100,000	3.22
$3.24—$7.50	1,010,587	7.72	4.76	396,396	6.63
$7.53—$8.19	884,400	7.45	7.65	787,869	7.64
$8.53—$14.09	358,000	6.61	11.36	301,749	11.58
$21.31—$21.31	2,500	6.89	21.31	1,927	21.31
$22.44—$22.44	6,000	6.90	22.44	4,625	22.44

	7,937,789	8.52	$3.64	4,623,734	$4.19

Employee Stock Purchase Plan

        A total of 1,500,000 shares of common stock has been reserved for issuance under the 1997 Employee Stock Purchase Plan ("Purchase Plan") including 300,000 shares, which were approved at the Annual Meeting of Stockholders in September 2000, and 700,000 shares, which were approved at the Annual Meeting of Stockholders in June 2001. The 1997 Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping twenty-four month offering periods that begin every six months. Each twenty-four month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant's accumulated payroll deductions. The 1997 Purchase Plan permits eligible employees to purchase common stock through payroll deductions of up to 10% of the employee's compensation. The price of common stock to be purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the relevant purchase period.

        In fiscal 2002, 2001 and 2000, 201,290, 199,732 and 189,279 shares, respectively of common stock at an average price of $2.60, $2.55 and $6.85 per share, respectively, were issued under the 1997 Purchase Plan. Shares available for purchase under the Purchase Plan were 756,033 at January 31, 2002.

Stock-Based Compensation

        The Company has elected to follow the intrinsic value method in accounting for its employee stock awards because, as discussed below, the alternative fair value accounting method requires use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

        In fiscal 2002, 2001 and 2000, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0% and the following additional weighted-average assumptions:

	Employee Option Plans			Employee Stock Purchase Plan
Year Ended January 31,
	2002	2001	2000	2002	2001	2000
Risk-free interest rates	3.9%	6.0%	5.9%	4.2%	5.8%	5.7%
Volatility	.71	.71	.70	.75	.92	.87
Expected life of option in years	3.84	5.0	5.0	.80	.69	.94

        Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, the Company's fiscal 2002 net loss and loss per share would have increased by approximately $6.7 million, or $0.25 per share. The Company's fiscal 2001 net loss and loss per share would have increased by approximately $6.3 million, or $0.24 per share. The Company's fiscal 2000 net income and earnings per share would have decreased by approximately $7.5 million, or $0.30 per share and $0.29 per share for basic and diluted earnings per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period and stock purchased under the 1997 Purchase Plan is amortized over the six month purchase period. The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure of future years.

        The weighted average fair value of options granted during fiscal 2002 and fiscal 2001 with exercise prices less than the market price at the date of grant is $1.17 and $3.30 per share, respectively. There were no options granted during fiscal 2000 with an exercise price less than the market price at the date of grant. The weighted average fair value of options granted during fiscal 2002, 2001, 2000 with exercise prices equal to the market price at the date of grant is $3.24, $3.71, and $8.28 per share, respectively.

Deferred Stock Compensation

        In connection with the grant of certain stock options to employees in fiscal 2002 and 2001, the Company recorded deferred stock compensation of $1,795,000 and $6,386,000 for the difference between the fair value of common stock at the date of grant and the option exercise price. These amounts are presented as a reduction of stockholders' equity and are amortized ratably over the vesting period of the related options. In fiscal 2001 the Company also recorded deferred stock compensation of $395,000 in connection with its employee stock purchase plan. In fiscal 2002, 2001 and 2000, $596,000, $1,687,000 and $123,000, respectively was recorded as reductions to deferred stock compensation to reflect the unamortized portion of deferred stock compensation related to the cancellation of unvested options upon employee terminations.

9.    SAVINGS PLAN

        The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may contribute up to 20% of their pre-tax salaries per year, but not more than the statutory limits. In April 1998, the Company initiated a matching program whereby the Company contributes $0.20 for every dollar the employee contributes to the plan up to the first 6% of earnings. In April 1999, the Company contribution was increased to $0.30 for every dollar the employee contributes to the plan up to the first 6% of earnings. The Company made matching contributions to employees of $114,000, $141,000 and $254,000 in fiscal 2002, 2001 and 2000, respectively.

10.  COMMITMENTS AND CONTINGENCIES

Commitments

        In May 1996, the Company moved its principal headquarters to a new facility in Santa Clara, California, under a non-cancelable operating lease that expires in April 2003. In January 1998, the Company entered into a second non-cancelable operating lease for the building adjacent to its principal headquarters. This lease has a co-terminus provision with the original lease expiring in April 2003. In March, 2002, the Company extended the term for 45,000 square feet under this lease for another 7 years with a termination date of April 2010. The Company leases offices in India and Israel under operating leases that expire at various times through December 2006. Future minimum lease payments under operating leases are as follows:

Fiscal year ending January 31:	(in thousands)
2003*	$1,802
2004*	1,185
2005	1,057
2006	1,083
2007	1,095
Thereafter	3,497

Total minimum lease payments	$9,719

        Rent expense under operating leases was $2,272,000, $2,298,000, and $2,421,000 in fiscal 2002, 2001, and 2000, respectively.

*
Fiscal 2003 and fiscal 2004 are net of sublease income of $439,000 and $30,000, respectively.

        In January 1998, the Company signed a sublease agreement. The sublease was terminated in March 1999. Rent income related to this sublease agreement was $92,000 in fiscal 2000.

In November 1999, the Company signed an additional sublease agreement.
The sublease was terminated in October 2000. Rent income related to this sublease agreement was $163,000 and $36,000 in fiscal 2001 and fiscal 2000, respectively.

        In November 2000, the Company signed an additional sublease agreement. Rent income related to this sublease agreement was $1,069,000 and $725,000 in fiscal 2002 and fiscal 2001, respectively. As of January 31, 2002, future minimum rents to be received under sublease total $269,000 in fiscal 2003.

        In June 2001, the Company signed an additional sublease agreement. Rent income related to this sublease agreement was $191,000 in fiscal 2002. In April 2002, the Company extended this sublease agreement through April 2003. As of January 31, 2002, future minimum rents to be received under sublease total $170,000 in fiscal 2003 and $30,000 in fiscal 2004.

        At January 31, 2002, the Company had no significant purchase orders outstanding with its manufacturing partners for the delivery of inventory. In January 2001, the Company extended its wafer supply agreement with Infineon Technologies. In connection with that agreement, the Company has agreed to purchase fifty thousand wafers before February 27, 2004. To secure this agreement, the Company opened an irrevocable standby letter of credit (LOC) in the amount of $15 million in February 2001. The Company has secured the LOC with a $15 million deposit at the issuing bank. These funds are being shown on the Company's consolidated balance sheets as restricted cash until the letter of credit expires in fiscal 2004. Infineon is entitled to withdraw any remaining balance prior to February 27, 2004 with thirty day written notice that the LOC will not be renewed beyond its expiration date. Infineon shall be entitled to draw on the outstanding sum of the LOC on February 27, 2004. If there is no remaining sum because the amount has been reduced to zero by both parties mutual consent, then Infineon shall not be entitled to claim any payment under the LOC.

Contingencies

        As a general matter, the semiconductor industry is characterized by substantial litigation, regarding patent and other intellectual property rights. In December 1998, the Company filed a lawsuit in the United States District Court for the District of Delaware against Trident Microsystems, Inc. The suit alleges that Trident's embedded DRAM graphics accelerators infringe certain patents held by the Company. In January 1999, Trident filed a counter claim against the Company alleging an attempted monopolization in violation of antitrust laws, arising from NeoMagic's filing of the patent infringement action against Trident. The Court has ruled that there is no infringement by Trident. Management disagreed with this ruling and filed an appeal in the United States Court of Appeals for the Federal Circuit. On April 17, 2002, the United States Court of Appeals for the Federal Circuit affirmed the lower court's judgment of non-infringement on one patent and vacated the courts judgment of non-infringement of another patent, thereby remanding it to the lower court for further proceedings. Management also believes the Company has valid defenses against Trident's claims. There can be no assurance as to the results of the patent infringement suit and the counter-suit for antitrust filed by Trident.

11.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

        In fiscal 2002 two customers accounted for 37.6% and 15.7%, respectively, of net sales. In fiscal 2001 four customers accounted for 25.5%, 21.4%, 15.1% and 13.6%, respectively, of net sales. In fiscal 2000 five customers accounted for 20.2%, 19.6%, 12.9%, 12.3% and 12.1%, respectively, of net sales. Fiscal 2002 net sales to customers in Japan, Taiwan, Europe, and North America totaled 52.6%, 30.6%, 9.6%, and 7.6%, respectively, of net sales. Fiscal 2001 net sales to customers in Taiwan, Japan, and North America totaled 41.5%, 34.5% and 24.0%, respectively, of net sales. Net sales to customers in

Taiwan, Japan, North America and Europe totaled 52.2%, 26.9%, 19.8% and 1.1%, respectively, of net sales in fiscal 2000.

12.  RELATED PARTY TRANSACTIONS

        The Company has notes receivable from officers and employees of $1.3 million as of January 31, 2002 and $0.6 million as of January 31, 2001. The notes bear interest from 4.82% to 5.59%.

        A loan to an executive in the amount of $1.2 million (which was made in two equal parts in fiscal 2001 and fiscal 2002) is included in long-term employee notes receivable. This loan contains provisions for forgiveness, based on guaranteed gain provisions. Under the agreement, if the executive fails to realize a guaranteed minimum gain of $1.2 million on the 150,000 options granted in connection with his acceptance of employment, the Company is required to forgive a portion of the loan to compensate for the deficit, which is the difference between $1.2 million guaranteed gain and actual gain realized on the exercise of options. The Company has recorded deferred compensation in the amount of the guaranteed $1.2 million gain, which is being amortized over 24 months.

        During fiscal 2002, the Board of Directors authorized the Company to release an officer from the collateral provisions associated with a note receivable. This note had initially been collateralized in 1996 in connection with the exercise of unvested NeoMagic common stock options. At the time of the authorized release of the collateral restrictions, the underlying shares had matured, i.e. vested. The release of the collateral provisions resulted in the reclassification of the related note from stockholders' notes receivable to an employee note receivable. The Board also authorized the Company to forgive the newly reclassified employee note receivable and accrued interest of $117,600 between May 2001 and April 2002, based on continued employment. The loan forgiveness is being recorded as compensation expense over the forgiveness period. The Company has recorded compensation expense of $467,600 during fiscal 2002. The remaining $50,000, which is included in current employee notes receivable will be forgiven during the first fiscal quarter of FY2003.

        As of January 31, 2002, there are no other employee or officer notes receivables outstanding which were issued in connection with the early exercise of stock options.

13.  CASH FLOW STATEMENT

	Years Ended January 31,
	2002	2001	2000
	(in thousands)
Supplemental schedules of cash flow information
Cash paid (received) during the year for:
Interest	$12	$263	$838
Taxes paid (refunded)	$(5,698)	$—	$5,836

        The acquisition of LinkUp Systems Corporation in fiscal 2002, a non-cash financing and investing activity, was completed with the issuance of the Company's common stock of $5.0 million and the issuance of NeoMagic common stock options with a fair value of $3.9 million.

NEOMAGIC CORPORATION

OFFER TO EXCHANGE

OUTSTANDING OPTIONS UNDER OUR

1998 NONSTATUTORY STOCK OPTION PLAN AND
1993 STOCK PLAN

FOR

NEW OPTIONS UNDER OUR

1998 NONSTATUTORY STOCK OPTION PLAN AND
1993 STOCK PLAN

This document constitutes part of the prospectuses relating to the NeoMagic Corporation 1998 Nonstatutory Stock Option Plan and 1993 Stock Plan covering securities that have been registered under the Securities Act of 1933.

February 14, 2003

QuickLinks

  Exhibit 99(a)(1)(a)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
RISKS OF PARTICIPATING IN THE OFFER
Economic Risks
Tax-Related Risks
Business-Related Risks
THE OFFER
SCHEDULE A INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS OF NEOMAGIC CORPORATION.
SCHEDULE B FINANCIAL STATEMENTS OF NEOMAGIC CORPORATION
NEOMAGIC CORPORATION CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
NEOMAGIC CORPORATION CONSOLIDATED CONDENSED BALANCE SHEETS (In thousands)
NEOMAGIC CORPORATION CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
NEOMAGIC CORPORATION NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
NEOMAGIC CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
NEOMAGIC CORPORATION CONSOLIDATED BALANCE SHEETS
NEOMAGIC CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
NEOMAGIC CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
NEOMAGIC CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Derivative Financial Instruments
Comprehensive Income (Loss)
Research and Development Costs Research and development costs are charged to expense when incurred.
Segment Information
Recent Accounting Pronouncements
Contingencies